SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and Consolidated

Interim Financial Information - ITR

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2015

and Report on Review of Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Interim Financial Information - ITR

September 30, 2015

Contents

Performance report	01
Audit committee statement	06
Directors' statement on the interim financial information	07
Directors' statement on the auditor’s report on review of interim financial information	08
Independent auditor’s report on the interim financial information	09
Capital	11

Individual interim financial information – ITR for the period ended September 30, 2015

Statements of financial position	12
Statements of operations	14
Statements of comprehensive loss	15
Statements of cash flows	16
Statements of changes in equity	17
Statements of value added	19

Consolidated interim financial information - ITR for the period ended September 30, 2015

Statements of financial position	20
Statements of operations	22
Statements of comprehensive loss	23
Statements of cash flows	24
Statements of changes in equity	26
Statements of value added	28
Notes to the interim financial information - ITR	29

Message from Management

Brazil’s current economic climate - with an increase in inflation, credit restriction and, above all, strong devaluation of the real – has had a direct impact on the commercial aviation sector and on our company.

Despite maintaining a positive operating income (EBIT) in the quarter, we have recorded an accounting loss of R$2,133.6 million due to the depreciation of the real and the resulting exchange rate variation of liabilities in US dollars.

The exchange rate is a variable that significantly affects our results, since about 50% of our operating expenses and 86.8% of our financial liabilities, including aircraft, are denominated in US dollars. In the quarter, the minimum and maximum dollar price rate raged between 37.3% and, for the average of the same period of 2014, the increase was even higher, at 55.5%.

Therefore, we are working with all of our focus on mitigating the consequences of this macro scenario on our activities. There are three major areas of action: exercising strong control over costs and expenses; seeking continuous evolution of our operational efficiency; and adjusting capacity with discipline, in order to reach maximum productivity and utilization of our aircraft. In addition, we are taking all measures to ensure a solid cash position.

Costs and expenses optimization

As an example of cost and expenses control initiatives and expected productivity gains, we highlight the new optimization processes and tools of our crew and airport team working schedule; our network; the review of  maintenance contracts, ramp, hospitality and corporate services in general; the redesign of the organizational structure by eliminating layers and the cancellation of new hires.

Network improvements to ensure maximum profitability

Our network is constantly improving and adjusting to the economies in which we operate. As a result, the flights to Miami and Orlando, in the United States, will only be operated seasonally from February 19, 2016. We have also studied the feasibility of continuing operations to Caracas, Venezuela, which are currently ongoing but at a reduced frequency to once a week.

We have also planned two new destinations in Latin America, including Havana, in Cuba, and, as the example of the flights departing from Fortaleza and Natal to Buenos Aires, we studied new direct operations to Argentina’s capital departing from other Northeastern cities.

Maintaining our commitment to reduce 1% of the Company's domestic supply for 2015, we redesigned our network with frequencies adjustments, as well as launched new routes and flights departing from Congonhas Airport in São Paulo to the coastal cities of Salvador, Porto Seguro, Ilhéus and Florianópolis, which are in high demand during the summer. In addition, we expanded operations to Maringá, Londrina, and Presidente Prudente.

For the High Season, we will operate direct flights from Santos Dumont Airport, in Rio de Janeiro, to Navegantes and Florianópolis, in the South of the country. More cities will also be connected to Porto Seguro with direct flights departing from Belo Horizonte, Rio de Janeiro and Brasília. From Campinas, we will have operations to Natal, Fortaleza, Salvador, Recife and Maceió.

Fleet reduction

Considering the adjustments in our capacity previously disclosed and always monitoring the efficient management of our standard fleet of Boeing 737-700 and 800 NG, we have negotiated with our supplier the flexibility in the delivery schedule of the next two years. Therefore, instead of fifteen Boeing 737-800 NG scheduled to be delivered in 2016 and 2017, we will add four aircraft to our fleet in the period. In addition, as we have already done in recent years, we will sublease 12 aircraft in 2016 to foreign counterparts during our low season – compared to 7 in 2015.

All these initiatives, that are already being incorporated, helped us reached a net revenue of R$2,489.6 million in 3Q15, an increase of 1.1% compared to 3Q14. The results also benefited from our efforts to increase the representation of ancillary and cargo revenues on total revenue. Today, they already account for 12.3% of GOL's total revenue.

Strong liquidity position

Anticipating the effects of the economy on our operations and in order to maintain our strong liquidity position and the continuation of projects, we have completed major financial transactions in the quarter. They were: the capital increase of R$461.3 million, held mainly by our controlling shareholder and by Delta Air Lines; the issuance of a long term loan with third parties amounting to US$300 million, with Delta as the guarantor. Adding these two transactions to the figures that we had in the previous period, we have reached R$3,073.3 million in cash in 3Q15, representing 31.2% of our net revenue in the last twelve months. Apart from these, we held the issuance of the 6th series of debentures, amounting to R$1,050.0 million, maturing 2019, with total resources used exclusively for the early redemption of the 4th and 5th issuances which had maturities in2017 and 2018.

2015 guidance review

I would also like to announce a new operating margin (EBIT) guidance for 2015, with the range of -2% to neutral, since the earlier range was between + 2% and + 5%. The review reflects the Brazilian economic scenario already described above, which produced an impact on GOL’s costs and expenses, and on passenger transportation revenues, which mix of leisure and corporate customers has changed.

Our Team of Eagles is devoting all their energy in performing this solid strategy to overcome the challenges of the current economic scenario. I have total confidence in our people and believe that the initiatives announced here and in other studies will lead us to overcome these challenges with security and liquidity, ensuring our strength, and leaving us ready to resume our path of success and achievements.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating and financial indicators

Traffic Data - GOL	3Q15	3Q14	% Var.	9M15	9M14	% Var.
RPK GOL – Total	9,684	9,459	2.4%	28,970	27,732	4.5%
RPK GOL - Domestic	8,442	8,289	1.8%	25,487	24,550	3.8%
RPK GOL - International	1,243	1,170	6.3%	3,484	3,182	9.5%
ASK GOL – Total	12,321	12,201	1.0%	37,226	36,348	2.4%
ASK GOL – Domestic	10,651	10,587	0.6%	32,378	31,876	1.6%
ASK GOL - International	1,672	1,614	3.6%	4,848	4,472	8.4%
GOL Load Factor - Total	78.6%	77.5%	1.1 p.p	77.8%	76.3%	1.5 p.p
GOL Load Factor - Domestic	79.3%	78.3%	1.0 p.p	78.7%	77.0%	1.7 p.p
GOL Load Factor - International	74.4%	72.5%	1.9 p.p	71.9%	71.2%	0.7 p.p
Operational Data	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Revenue Passengers - Pax on board ('000)	9,775.1	9,977.8	-2.0%	29,284.3	29,039.4	0.8%
Aircraft Utilization (Block Hours/Day)	11.2	11.4	-1.5%	11.3	11.3	0.1%
Departures	78.578	79,853	-1.6%	236,525	234,252	1.0%
Average Stage Length (km)	936	903	3.6%	933	905	3.1%
Fuel consumption (mm liters)	387	380	1.7%	1,160	1,130	2.7%
Full-time employees at period end	16,702	16,354	2.1%	16,702	16,354	2.1%
Average Operating Fleet	128	125	2.6%	128	125	2.4%
Financial Data	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Net YIELD (R$ cents)	22.54	23.15	-2.6%	21.60	23.82	-9.3%
Net PRASK (R$ cents)	17.72	17.94	-1.3%	16.81	18.17	-7.5%
Net RASK (R$ cents)	20.21	20.18	0.1%	19.14	20.18	-5.2%
CASK (R$ cents)	20.13	18.92	6.4%	19.37	19.26	0.6%
CASK ex-fuel (R$ cents)	13.45	11.29	19.2%	12.84	11.41	12.5%
Average Exchange Rate 1	3.5380	2.2745	55.5%	3.1684	2.2898	38.4%
End of period Exchange Rate1	3.9729	2.4510	62.1%	3.9729	2.4510	62.1%
WTI (avg. per barrel, US$) 2	46.5	97.3	-52.2%	51.0	99.7	-48.8%
Price per liter Fuel (R$) 3	2.13	2.45	-13.1%	2.10	2.52	-16.9%
Gulf Coast Jet Fuel Cost (average per liter, US$)2	0.38	0.74	-48.5%	0.43	0.76	-43.8%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

Domestic market – GOL

      Domestic supply increased by 0.6% compared to 3Q14 and 1.6% year to date against 9M14, reflecting the lower supply from 2Q14 to 3Q14, when the Company reduced its capacity during the 2014 FIFA World Cup held in Brazil.

Domestic demand increased by 1.8% in the quarter and 3.8% in 9M15, leading the load factor to 79.3%, an increase of 1.0 p.p. compared to 3Q14, and 78.7%, an increase of 1.7 p.p. compared to 9M14.

      GOL transported 9.2 million passengers in the domestic market in the quarter and 27.7 million passengers year to date, representing a decrease of 2.2% compared to 3Q14 and an increase of 0.7% compared to 9M14.

      Even with the slowdown in the country’s economic activity, GOL remained the leader in tickets sold to corporate passengers in the Brazilian domestic market, with a share of 32.2% in the quarter and 32.3% in 9M15 - according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International market - GOL

      GOL’s international supply increased by 3.6% in the quarter and 8.4% in 9M15, compared to 2014. International demand showed an increase of 6.3% between July and September, registering a load factor of 74.4%, and, in 9M15, an increase of 9.5%, leading the international load factor to 71.9%. The Company is adjusting its international network by changing frequency in some destinations and opening other international bases in order to capture market opportunities and adapt to Brazil's current economic environment.

      During the quarter, GOL transported 562.0 thousand passengers in the international market, 1.0% higher than in 2014. For 9M15, the Company transported 1.6 million passengers, an increase of 3.8% compared to the same period in 2014.

    PRASK and Yield

      Reflecting the adverse scenario of the Brazilian economy, the yield fell by 2.6% in the quarter and 9.3% from January to September. PRASK partially benefited due to increased load factor by 1.1 p.p. in 3Q15 and 1.5 p.p. in 9M15, dropping 1.3% and 7.5%, respectively, compared to the same period 2014.

Operational fleet and fleet plan

Fleet plan	2015	2016	2017	>2017	Total
Fleet (End of Period)	140	139	142
Aircraft Commitments (R$ million)*	666.0	2,071.7	3,190.0	51,751.8	57,679.4
Pre-Delivery Payments (R$ million)	162.9	230.7	400.7	6,851.6	7,645.8

*Considers aircraft list price

Frota final de período	3Q15	3Q14	Var.	2Q15	Var.
Boeing 737-NG Family	144	142	+2	142	+2
737-800 NG	107	107	-	106	+1
737-700 NG	37	35	+2	36	+1
737-300 Classic*	-	3	-3	-	-
767-300/200*	-	1	-1	-	-
Opening for rent Type	3Q15	3Q14	Var.	2Q15	Var.
Financial Leasing (737-NG and 767)	46	46	-	45	+1
Operating Leasing	98	97	+1	97	+1

*Non-operational

At the end of 3Q15, out of a total of 144 Boeing 737-NG aircraft, GOL was operating 136 aircraft on its routes. Of the 8 remaining aircraft, 1 was in the process of being returned to its lessor and 7 were sent via sub-leasing to a European airline.

GOL has 98 aircraft under operating leases and 46 under financial leases, 40 of which with a purchase option when their leasing contracts expire.

The average age of the fleet was 7.6 years at the end of 3Q15. In order to maintain this indicator at low levels, the Company has 126 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

Capex

GOL posted a net investment of R$675.9 million in 9M15, considering the return of the pre-delivery deposits returns when the aircraft is delivered. For more details on changes in property, plant and equipment, see Note 16 of the financial statements.

2015 Guidance

2015 Financial Guidance	From		To		9M15 Results
Annual Change in Domestic Supply (ASK)	0	-1%	0	-1%	+1.6%
Average Exchange Rate (R$ /US$)	3.15	2.95	3.40	3.30	3.17
Jet Fuel Price	2.20	2.10	2.25	2.15	2.10
Operating Margin (EBIT)	2%	5%	-2%	0%	-1.2%

These guidance revisions reflects the high foreign exchange volatility, the decline in international oil prices, and the current economic scenario which, altogether, impacted GOL’s costs and expenses and revenue from passenger transport, whose leisure and business traveler mix changed.

The maintenance of the 2015 domestic supply forecast, from zero to -1%, will reduce capacity by 5% to 7% in 4Q15, given the indicator’s increase by 1.6% until September.

Due to the impact of an adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

Audit Committee statement

The Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the interim financial information for the period ended September 30, 2015. Based on the procedures performed, considering also the independent auditor’s report - Ernst & Young Auditores Independentes S.S., and the information and explanations received during the period, opines that these documents are able to be appreciated by the Board Shareholder’s Meeting.

São Paulo, November 09, 2015.

Richard F. Lark

Member of the Audit Committee

Antônio Kandir

Member of the Audit Committee

Luiz Kaufmann

Member of the Audit Committee

Directors' statement on the interim financial information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of CVM Rule 480/09.

In accordance with CVM Rule nº480/09, the Directors declare that discussed, reviewed and agreed with the interim financial information - ITR for the period ended September 30, 2015.

São Paulo, November 10, 2015.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Directors' statement on the auditor’s review of Interim Financial Information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of CVM Rule 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the report on review of interim financial information – ITR for the period ended September 30, 2015.

São Paulo, November 10, 2015.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”), contained in the Quarterly Information (ITR) for the quarter ended September 30, 2015, which comprises the balance sheet as at September 30, 2015 and the related statement of operations and statement of comprehensive loss for the three and nine-month period then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including the explanatory information.

Management is responsible for the preparation of individual e consolidated interim financial information in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board  - IASB, as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim financial information

Based on our review, we are not aware of any fact that makes us believe that the interim individual and consolidated financial information included in the Quarterly Information referred above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added (SVA) for the nine-month period ended September 30, 2015, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the interim financial information taken as a whole.

São Paulo, November 10, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti Accountant CRC-1SP144343/O-3	Vanessa R. Martins Accountant CRC-1SP244569/O

GOL Linhas Aéreas Inteligentes S.A.

Company Profile / Subscribed Capital

Number of shares	Current Year
09/30/2015
Paid-in capital	5,035,037,140
Preferred	203,383,968
Total	5,238,421,108
Treasury shares	1,550,671
Total	1,550,671

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Financial Position – Assets

(In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 09/30/2015	Prior Year 12/31/2014
1	Total assets	2,830,164	1,790,138
1.01	Current assets	1,104,313	561,036
1.01.01	Cash and cash equivalents	1,097,592	459,364
1.01.02	Short-term investments	-	56,491
1.01.06	Recoverable taxes	6,678	10,289
1.01.07	Prepaid expenses	-	532
1.01.08	Other current assets	43	34,360
1.01.08.01	Noncurrent assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Others	36	34,353
1.02	Noncurrent assets	1,725,851	1,229,102
1.02.01	Long-term assets	522,367	186,195
1.02.01.06	Taxes	77,641	84,697
1.02.01.06.01	Deferred taxes	61,226	65,305
1.02.01.06.02	Recoverable taxes	16,415	19,392
1.02.01.08	Related-party transactions	385,465	52,778
1.02.01.08.04	Other related-party transactions	385,465	52,778
1.02.01.09	Other noncurrent assets	59,261	48,720
1.02.01.09.03	Deposits	31,533	26,706
1.02.01.09.04	Restricted cash	27,728	22,014
1.02.02	Investments	195,545	181,220
1.02.03	Property, plant and equipment	1,007,939	861,687

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Financial Position – Liabilities

(In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 09/30/2015	Prior Year 12/31/2014
2	Total liabilities and stockholder’s equity	2,830,164	1,790,138
2.01	Current liabilities	82,723	58,908
2.01.01	Salaries, wages and benefits	350	519
2.01.01.02	Salaries, wages and benefits	350	519
2.01.02	Suppliers	9,724	437
2.01.03	Taxes payable	1,772	-
2.01.04	Short-term debt	69,579	56,619
2.01.05	Other liabilities	1,298	567
2.01.05.02	Others	1,298	567
2.01.05.02.04	Other liabilities	1,298	567
2.01.06	Provisions	-	766
2.02	Noncurrent liabilities	6,148,790	2,249,617
2.02.01	Long-term debt	4,311,229	2,098,209
2.02.02	Other non-current liabilities	26,146	151,408
2.02.02.01	Liabilities with related-party transactions	26,146	151,408
2.02.04	Provisions	1,811,415	-
2.02.04.02	Others Provisions	1,811,415	-
2.02.04.02.04	Loss on investiment	1,811,415	-
2.03	Shareholder’s Equity	(3,401,349)	(518,387)
2.03.01	Issued Capital	3,035,635	2,581,913
2.03.01.01	Capital	3,080,110	2,618,748
2.03.01.02	Cost on issued shares	(44,475)	(36,886)
2.03.01.03	Shares to be issued	-	51
2.03.02	Capital Reserves	176,034	165,772
2.03.02.01	Premium on issue of shares	28,155	32,387
2.03.02.02	Special Reserve	70,979	70,979
2.03.02.05	Treasury Shares	(23,056)	(31,357)
2.03.02.07	Treasury shares	99,956	93,763
2.03.05	Accumulated losses	(7,093,802)	(3,814,522)
2.03.06	Equity valuation adjustments	480,784	548,450
2.03.06.01	Equity valuation adjustments	(209,595)	(138,713)
2.03.06.04	Change in equity through public offer	690,379	687,163

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Operations

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014
3.04	Operating expenses/revenues	(1,467,315)	(2,174,207)	(18,349)	(346,790)
3.04.02	General and administrative expenses	(2,773)	(8,573)	(2,650)	(10,153)
3.04.04	Other operating income	-	16,523	(1,154)	73,919
3.04.05	Other operating expenses	(1,630)	-	-	-
3.04.06	Equity in subsidiaries	(1,462,912)	(2,182,157)	(14,545)	(410,556)
3.05	Loss before income taxes and financial result	(1,467,315)	(2,174,207)	(18,349)	(346,790)
3.06	Financial result	(704,209)	(1,090,972)	(251,487)	(228,401)
3.06.01	Financial income	6,913	11,847	1,917	10,543
3.06.01.01	Financial income	6,913	11,847	1,917	10,543
3.06.02	Financial expenses	(711,122)	(1,102,819)	(253,404)	(238,944)
3.06.02.01	Financial expenses	(76,190)	(193,354)	(100,984)	(210,858)
3.06.02.02	Exchange variation, net	(634,932)	(909,465)	(152,420)	(28,086)
3.07	Loss before income taxes	(2,171,524)	(3,265,179)	(269,836)	(575,191)
3.08	Income taxes	(7,289)	(14,101)	(2,545)	(2,563)
3.08.01	Current	(5,100)	(9,865)	-	-
3.08.02	Deferred	(2,189)	(4,236)	(2,545)	(2,563)
3.09	Result from continuing operations, net	(2,178,813)	(3,279,280)	(272,381)	(577,754)
3.11	Net loss for the period	(2,178,813)	(3,279,280)	(272,381)	(577,754)
3.99	Earning per share	(2,178,813)	(3,279,280)	(272,381)	(577,754)

GOL Linhas Aéreas Inteligentes S.A.

Individual Statements of Comprehensive Loss

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014
4.01	Net loss for the period	(2,178,813)	(3,279,280)	(272,381)	(577,754)
4.02	Other comprehensive income	(68,170)	(70,882)	(21,198)	(77,875)
4.02.01	Cash flow hedges	(103,288)	(107,398)	(32,118)	(117,992)
4.02.02	Tax effect	35,118	36,516	10,920	40,117
4.03	Comprehensive loss for the period	(2,246,983)	(3,350,162)	(293,579)	(655,629)

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Cash Flows – Indirect Method

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014
6.01	Net cash used in operating activities	(44,214)	(292,446)
6.01.01	Cash flows from operating activities	3,275,855	448,331
6.01.01.02	Deferred taxes	4,236	2,563
6.01.01.03	Equity in subsidiaries	2,182,157	410,556
6.01.01.04	Share-based payments	3,392	5,150
6.01.01.05	Exchange and monetary variations, net	914,981	32,270
6.01.01.06	Interest on loans	171,089	110,226
6.01.01.08	Interest paid	-	(128,335)
6.01.01.10	Unrealized results of hedge, net	-	15,901
6.01.02	Changes assets and liabilities	(40,789)	(163,023)
6.01.02.01	Deposits	(4,827)	(5,623)
6.01.02.02	Prepaid expenses and recoverable taxes	6,588	11,439
6.01.02.04	Taxes payable	5,979	(120)
6.01.02.05	Interest paid	(176,901)	-
6.01.02.06	Income taxes paid	(4,364)	-
6.01.02.07	Other Liabilities	24,477	(223)
6.01.02.08	Suppliers	9,287	(3,335)
6.01.02.11	Other assets	34,317	7,014
6.01.02.12	Financial applications used for trading	(64,824)	(171,570)
6.01.02.13	Salaries, wages and benefits	(169)	(605)
6.01.03	Others	(3,279,280)	(577,754)
6.01.03.01	Net loss for the year	(3,279,280)	(577,754)
6.02	Net cash used in investing activities	(858,474)	(43,824)
6.02.01	Gains on investiment sale, net	-	65,703
6.02.02	Restricted cash	(5,714)	(1,398)
6.02.03	Advances for property, plant and equipment acquisition	(146,252)	98,766
6.02.06	Related-party transactions	(249,434)	(645)
6.02.07	Capital increase on subsidiary	(570,321)	(830,799)
6.02.08	Dividends received by subsidiary	113,247	80,693
6.02.09	Subsidiary of capital reduction	-	543,856
6.03	Net cash generated by financing activities	1,444,085	384,280
6.03.01	Shares to be issued	(51)	88
6.03.02	Loan funding	1,147,602	835,032
6.03.03	Credit with related parties	(157,239)	467,212
6.03.04	Capital increase	461,362	116,482
6.03.05	Cost of issued shares	-	(4,935)
6.03.06	Loan and lease payment	-	(1,009,736)
6.03.08	Cost loan funding	(7,589)	(19,863)
6.04	Exchange and monetary variations, net	96,831	-
6.05	Net increase (decrease) in cash and cash equivalents	638,228	48,010
6.05.01	Cash and cash equivalents at beginning of the year	459,364	343,793
6.05.02	Cash and cash equivalents at end of the year	1,097,592	391,803

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Changes in Equity – From 01/01/2015 to 09/30/2015

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated Losses	Other comprehensive loss	Total Equity
5.01	Opening balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.03	Adjusted balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.04	Stockholder’s capital transactions	453,722	13,478	-	-	467,200
5.04.01	Capital increase	461,273	-	-	-	461,273
5.04.02	Cost on share issue	(7,589)	-	-	-	(7,589)
5.04.08	Stock options exercised	-	10,262	-	-	10,262
5.04.09	Capital increase for exercise of stock option	39	-	-	-	39
5.04.10	Gain on dilution of equity interest	-	3,216	-	-	3,216
5.05	Total comprehensive loss	-	-	(3,279,280)	(70,882)	(3,350,162)
5.05.01	Net loss for the period	-	-	(3,279,280)	-	(3,279,280)
5.05.02	Other comprehensive loss	-	-	-	(70,882)	(70,882)
5.05.02.07	Other comprehensive result, net	-	-	-	(70,882)	(70,882)
5.07	Closing balance	3,035,635	866,413	(7,093,802)	(209,595)	(3,401,349)

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Changes in Equity – From 01/01/2014 to 09/30/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.03	Adjusted balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.04	Shareholders’ capital transactions	111,635	82,041	-	-	193,676
5.04.01	Capital increase	116,403	-	-	-	116,403
5.04.02	Cost on issue of shares	(4,935)	-	-	-	(4,935)
5.04.08	Share-based payments	-	6,219	-	-	6,219
5.04.09	Capital increase by exercise of stock options	167	-	-	-	167
5.04.10	Gains on change on investment	-	1,852	-	-	1,852
5.04.11	Gains on investment sold - G.A. Smiles	-	73,970	-	-	73,970
5.05	Total comprehensive income/loss	-	-	(577,754)	(77,875)	(655,629)
5.05.01	Net loss for the period	-	-	(577,754)	-	(577,754)
5.05.02	Other comprehensive income/loss	-	-	-	(77,875)	(77,875)
5.05.02.07	Other comprehensive results, net	-	-	-	(77,875)	(77,875)
5.07	Closing balance	2,581,258	849,859	(3,146,107)	(96,037)	188,973

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Value Added

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014
7.01	Revenue	18,077	74,147
7.01.02	Other revenue	18,077	74,147
7.01.02.01	Other operating income	18,077	74,147
7.02	Acquired from third parties	(6,104)	(5,315)
7.02.02	Material, power, third-party services and other	(5,775)	(5,315)
7.02.04	Others	(329)	-
7.02.04.01	Sales and advertising	(329)	-
7.03	Gross value added	11,973	68,832
7.05	Added value produced	11,973	68,832
7.06	Value added received in transfer	(1,875,196)	(400,013)
7.06.01	Equity in subsidiaries	(2,182,157)	(410,556)
7.06.02	Financial income	306,961	10,543
7.07	Total wealth for distribution	(1,863,223)	(331,181)
7.08	Wealth for distribution	(1,863,223)	(331,181)
7.08.01	Employees	3,997	5,358
7.08.01.01	Salaries	3,997	5,358
7.08.02	Taxes	15,809	2,271
7.08.02.01	Federal taxes	15,809	2,271
7.08.03	Third-party capital remuneration	1,396,251	238,944
7.08.03.01	Other	1,396,251	238,944
7.08.04	Return on own capital	(3,279,280)	(577,754)
7.08.04.03	Loss for the period	(3,279,280)	(577,754)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Financial Position – Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 09/30/2015	Prior Year 12/31/2014
1	Total assets	11,124,073	9,976,647
1.01	Current assets	3,591,688	2,986,198
1.01.01	Cash and cash equivalents	2,452,895	1,898,773
1.01.02	Short-term investments	192,948	355,134
1.01.02.01	Short-term investments at fair value	192,948	355,134
1.01.02.01.03	Restricted cash	7	58,310
1.01.02.01.04	Short-term investments	192,941	296,824
1.01.03	Accounts receivable	478,789	352,284
1.01.04	Inventories	180,768	138,682
1.01.06	Recoverable taxes	93,594	81,245
1.01.07	Prepaid expenses	113,247	99,556
1.01.08	Other current assets	79,447	60,524
1.01.08.03	Others	79,447	60,524
1.01.08.03.03	Other credits	40,745	41,678
1.01.08.03.04	Rights on derivatives transactions	38,702	18,846
1.02	Noncurrent assets	7,532,385	6,990,449
1.02.01	Long-term assets	1,670,890	1,665,746
1.02.01.06	Taxes	227,350	557,309
1.02.01.06.01	Deferred Taxes	154,278	486,975
1.02.01.06.02	Recoverable taxes	73,073	70,334
1.02.01.07	Prepaid expenses	12,064	18,247
1.02.01.09	Other noncurrent assets	1,431,476	1,090,190
1.02.01.09.03	Restricted cash	427,452	273,240
1.02.01.09.04	Deposits	973,727	793,508
1.02.01.09.05	Other credits	30,296	23,442
1.02.02	Investments	18,996	8,483
1.02.03	Property, plant and equipment	4,136,840	3,602,034
1.02.03.01	Property, plant and equipment in operation	2,019,002	1,522,310
1.02.03.01.01	Other flight equipments	1,246,187	935,209
1.02.03.01.02	Advances for property, plant and equipment acquisition	643,371	456,197
1.02.03.01.04	Others	129,444	130,904
1.02.03.02	Property, plant and equipment under leasing	2,117,838	2,079,724
1.02.03.02.01	Property, plant and equipment under financial leasing	2,117,838	2,079,724
1.02.04	Intangible	1,705,659	1,714,186
1.02.04.01	Intangible	1,163,357	1,156,701
1.02.04.02	Goodwill	542,302	557,485

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Financial Position – Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 09/30/2015	Prior Year 12/31/2014
2	Total liabilities and equity	11,124,073	9,976,647
2.01	Current liabilities	4,970,306	4,212,646
2.01.01	Salaries, wages and benefits	289,726	255,440
2.01.01.02	Salaries, wages and benefits	289,726	255,440
2.01.02	Suppliers	681,967	686,151
2.01.03	Taxes payable	107,585	100,094
2.01.04	Short-term debt	1,346,984	1,110,734
2.01.05	Other liabilities	2,227,630	1,853,133
2.01.05.02	Others	2,227,630	1,853,133
2.01.05.02.04	Taxes and landing fees	335,180	315,148
2.01.05.02.05	Advance ticket sales	1,286,418	1,101,611
2.01.05.02.06	Mileage program	235,122	220,212
2.01.05.02.07	Advances from customers	60,270	3,196
2.01.05.02.08	Other current liabilities	128,980	127,600
2.01.05.02.09	Liabilities from derivative transactions	181,660	85,366
2.01.06	Provisions	316,414	207,094
2.02	Noncurrent liabilities	9,342,156	6,096,975
2.02.01	Long-term debt	8,142,163	5,124,505
2.02.02	Other non-current liabilities	826,329	693,904
2.02.02.02	Others	826,329	693,904
2.02.02.02.03	Mileage program	708,246	559,506
2.02.02.02.05	Taxes payable	38,452	34,807
2.02.02.02.06	Other liabilities	79,631	99,591
2.02.04	Provisions	373,664	278,566
2.03	Stockholder’s equity	(3,188,389)	(332,974)
2.03.01	Capital	2,922,307	2,468,585
2.03.01.01	Issued capital	3,080,110	2,618,748
2.03.01.02	Cost on issued shares	(157,803)	(150,214)
2.03.01.03	Shares to be issued	-	51
2.03.02	Capital reserves	176,034	165,772
2.03.02.01	Premium on issue of shares	28,155	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(23,056)	(31,357)
2.03.02.07	Share-based payments	99,956	93,763
2.03.05	Accumulated losses	(6,980,474)	(3,701,194)
2.03.06	Equity valuation adjustments	480,784	548,450
2.03.06.01	Equity valuation adjustments	(209,595)	(138,713)
2.03.06.02	Change in equity through public offer	690,379	687,163
2.03.09	Non-controlling interests	212,960	185,413

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information /Statements of Operations

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014
3.01	Sales and services revenue	2,489,645	7,125,950	2,461,692	7,336,380
3.01.01	Passenger	2,182,965	6,257,196	2,189,349	6,605,046
3.01.02	Cargo and other	306,680	868,754	272,343	731,334
3.02	Cost of sales and/or services	(2,019,001)	(5,975,179)	(1,969,714)	(5,987,436)
3.03	Gross profit	470,644	1,150,771	491,978	1,348,944
3.04	Operating expenses	(461,781)	(1,239,206)	(340,020)	(1,014,688)
3.04.01	Sales expenses	(291,378)	(732,666)	(193,304)	(618,704)
3.04.01.01	Marketing expenses	(291,378)	(732,666)	(193,304)	(618,704)
3.04.02	General and administrative expenses	(168,051)	(519,694)	(144,800)	(467,734)
3.04.04	Other operating income	-	16,523	(1,153)	73,920
3.04.05	Other operating expenses	(1,630)	-	-	-
3.04.06	Equity in subsidiaries	(722)	(3,369)	(763)	(2,170)
3.05	Income before taxes and financial result	8,863	(88,435)	151,958	334,256
3.06	Financial result	(1,702,570)	(2,552,641)	(434,883)	(734,360)
3.06.01	Financial income	61,879	271,638	118,548	289,612
3.06.01.01	Financial income	61,879	271,638	118,548	289,612
3.06.02	Financial expenses	(1,764,449)	(2,824,279)	(553,431)	(1,023,972)
3.06.02.04	Exchange variation, net	(1,440,615)	(2,009,109)	(281,135)	(173,257)
3.06.02.05	Financial expenses	(323,834)	(815,170)	(272,296)	(850,715)
3.07	Loss before income taxes	(1,693,707)	(2,641,076)	(282,925)	(400,104)
3.08	Tax expenses	(439,856)	(520,130)	37,797	(86,150)
3.08.01	Current	(62,639)	(150,762)	(30,198)	(104,253)
3.08.02	Deferred	(377,217)	(369,368)	67,995	18,103
3.09	Net loss from continuing operations	(2,133,563)	(3,161,206)	(245,128)	(486,254)
3.11	Net loss for the period	(2,133,563)	(3,161,206)	(245,128)	(486,254)
3.11.01	Attributable to Company’ hareholders	(2,178,813)	(3,279,280)	(272,381)	(577,754)
3.11.02	Attributable to non-controlling Company’ shareholders	45,250	118,074	27,253	91,500
3.99	Earning per share	45,250	118,074	27,253	91,500

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Statements of Comprehensive Loss

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014
4.01	Net loss for the period	(2,133,563)	(3,161,206)	(245,128)	(486,254)
4.02	Other comprehensive income (loss)	(68,170)	(70,882)	(21,198)	(77,875)
4.02.01	Cash flow hedges	(103,288)	(107,398)	(32,118)	(117,992)
4.02.02	Tax effect	35,118	36,516	10,920	40,117
4.03	Comprehensive income for the period	(2,201,733)	(3,232,088)	(266,326)	(564,129)
4.03.01	Attributable to Company’ shareholders	(2,246,983)	(3,350,162)	(293,579)	(655,629)
4.03.02	Attributable to non-controlling Company’ shareholders	45,250	118,074	27,253	91,500

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Cash Flows – Indirect Method

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014
6.01	Net cash generated by operating activities	(87,494)	682,411
6.01.01	Cash flows from operating activities	2,854,781	946,779
6.01.01.01	Depreciation and amortization	302,645	369,183
6.01.01.02	Allowance for doubtful accounts	28,266	12,544
6.01.01.03	Provisions for judicial deposits	33,314	7,718
6.01.01.05	Reversion for inventory obsolescence	(488)	25
6.01.01.06	Deferred taxes	369,368	(18,103)
6.01.01.07	Share-based payments	10,910	7,109
6.01.01.08	Exchange and monetary variations, net	1,635,652	362,982
6.01.01.09	Interest on loans and financial lease	448,839	253,192
6.01.01.10	Unrealized hedge results	11,230	15,901
6.01.01.14	Mileage program	-	(113,408)
6.01.01.15	Write-off property, plant and equipment and intangible assets	4,889	39
6.01.01.16	Result share plan provision	6,787	47,427
6.01.01.17	Equity in subsidiaries	3,369	2,170
6.01.02	Changes assets and liabilities	218,931	221,886
6.01.02.01	Accounts receivable	(154,771)	(220,000)
6.01.02.02	Inventories	(41,598)	(19,480)
6.01.02.03	Deposits	80,931	(39,529)
6.01.02.04	Prepaid expenses, insurance and tax recoverable	(42,753)	(8,043)
6.01.02.05	Other assets	(5,922)	(5,224)
6.01.02.06	Suppliers	(17,486)	(47,842)
6.01.02.07	Advanced ticket sales	184,807	52,316
6.01.02.08	Advances from customers	57,074	(149,586)
6.01.02.09	Salaries, wages and benefits	27,499	15,516
6.01.02.10	Taxes and landing fees	20,032	62,898
6.01.02.11	Taxes payable	174,090	73,045
6.01.02.12	Provisions	(17,284)	(116,557)
6.01.02.14	Interest paid	(479,168)	(293,603)
6.01.02.15	Income tax paid	(163,108)	(90,924)
6.01.02.17	Mileage program	163,650	186,238
6.01.02.18	Other Liabilities	(12,446)	136,161
6.01.02.19	Liabilities from Derivative Transactions	(42,190)	(32,047)
6.01.02.20	Financial applications used for trading	467,574	718,547
6.01.03	Others	(3,161,206)	(486,254)
6.01.03.01	Net loss for the year	(3,161,206)	(486,254)
6.02	Net cash used in investing activities	(768,121)	(134,080)
6.02.01	Investment acquisition	-	(18,750)
6.02.02	Restricted Cash	(95,909)	(82,734)
6.02.03	Gains on investment sale, net	-	65,703
6.02.04	Intangible	(25,831)	(24,954)
6.02.05	Property, Plant and Equipment	(340,695)	(166,243)
6.02.06	Advances for property, plant and equipment acquisition	(187,174)	92,898
6.02.07	Dividends received by subsidiary	1,302	-
6.02.08	Short-term investments	(119,814)	-

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Cash Flows – Indirect Method (Continued)

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014
6.03	Net cash (used in) generated by financing activities	1,057,023	(142,438)
6.03.01	Cost loan funding	-	(61,293)
6.03.02	Loan funding	2,567,820	1,796,711
6.03.03	Loan payment	(1,576,845)	(1,274,545)
6.03.04	Capital increase	465,099	119,141
6.03.06	Financial leasing payment	(295,284)	(194,052)
6.03.09	Capital reduction subsidiaries	-	(456,144)
6.03.10	Cost of share issuance	(7,589)	(4,935)
6.03.11	Shares to be issued	(51)	88
6.03.12	Dividends paid	(96,127)	(67,409)
6.04	Exchange and monetary variations, net	352,714	(99,263)
6.05	Net increase in cash and cash equivalents	(554,122)	306,630
6.05.01	Cash and cash equivalents at beginning of the year	1,898,773	1,635,647
6.05.02	Cash and cash equivalents at end of the year	2,452,895	1,942,277

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Changes in Equity – From 01/01/2015 to 09/30/2015

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Equity (deficit) attributable to equity holders of the parent	Non-controlling Interests	Total Equity (deficit)
5.01	Opening balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.03	Adjusted balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.04	Stockholder’s capital transactions	453,722	13,478	-	-	467,200	(90,527)	376,673
5.04.01	Capital increase	461,272	-	-	-	461,272	-	461,272
5.04.02	Cost of issued shares	(7,589)	-	-	-	(7,589)	-	(7,589)
5.04.06	Dividend distributed	-	-	-	-	-	(96,127)	(96,127)
5.04.08	Stock options exercised	-	10,262	-	-	10,262	648	10,910
5.04.09	Capital increase for exercise of stock option	39	-	-	-	39	3,737	3,776
5.04.10	Gains on change on investment	-	3,216	-	-	3,216	1,215	4,431
5.05	Total comprehensive (loss) income	-	-	(3,279,280)	(70,882)	(3,350,162)	118,074	(3,232,088)
5.05.01	Net loss for the period	-	-	(3,279,280)	-	(3,279,280)	118,074	(3,161,206)
5.05.02	Other comprehensive income (loss)	-	-	-	(70,882)	(70,882)	-	(70,882)
5.05.02.08	Other comprehensive results, net	-	-	-	(70,882)	(70,882)	-	(70,882)
5.07	Closing balance	2,922,307	866,413	(6,980,474)	(209,595)	(3,401,349)	212,960	(3,188,389)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Changes in Equity – From 01/01/2013 to 09/30/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Equity (deficit) attributable to equity holders of the parent	Non-controlling Interests	Total Equity (deficit)
5.01	Opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.03	Adjusted balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.04	Shareholders capital transactions	111,635	82,041	-	-	193,676	(479,229)	(285,553)
5.04.01	Capital increase	116,403	-	-	-	116,403	-	116,403
5.04.02	Cost on Issued Shares	(4,935)	-	-	-	(4,935)	-	(4,935)
5.04.06	Dividend	-	-	-	-	-	(67,409)	(67,409)
5.04.08	Share-based payments	-	6,219	-	-	6,219	890	7,109
5.04.09	Capital increase by exercise of stock options	167	-	-	-	167	2,659	2,826
5.04.10	Gains on change on investment	-	1,852	-	-	1,852	2,826	4,678
5.04.11	Gains on investment sold - G.A. Smiles	-	73,970	-	-	73,970	37,949	111,919
5.04.14	Capital decrease of subsidiary	-	-	-	-	-	(456,144)	(456,144)
5.05	Total comprehensive income/loss	-	-	(577,754)	(77,875)	(655,629)	91,500	(564,129)
5.05.01	Net loss for the period	-	-	(577,754)	-	(577,754)	91,500	(486,254)
5.05.02	Other comprehensive income/loss	-	-	-	(77,875)	(77,875)	-	(77,875)
5.05.02.08	Other comprehensive results, net	-	-	-	(77,875)	(77,875)	-	(77,875)
5.07	Closing balance	2,467,930	849,859	(3,032,779)	(96,037)	188,973	179,845	368,818

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Value Added

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014
7.01	Revenue	7,686,372	7,837,780
7.01.02	Other revenue	7,649,228	7,835,345
7.01.02.01	Passengers, cargo and other	7,561,951	7,761,425
7.01.02.02	Other operating income	87,277	73,920
7.01.04	Allowance/reversal for doubtful accounts	37,144	2,435
7.02	Acquired from third parties	(5,204,187)	(5,102,302)
7.02.02	Material, power, third-party services and other	(2,209,274)	(1,727,898)
7.02.04	Other	(2,994,913)	(3,374,404)
7.02.04.01	Suppliers of fuel and lubrificants	(2,490,298)	(2,888,275)
7.02.04.02	Aircraft insurance	(21,543)	(16,079)
7.02.04.03	Sales and advertising	(483,072)	(470,050)
7.03	Gross value added	2,482,185	2,735,478
7.04	Retentions	(302,645)	(369,183)
7.04.01	Depreciation, amortization and exhaustion	(302,645)	(369,183)
7.05	Added value produced	2,179,540	2,366,295
7.06	Value added received in transfer	2,890,863	287,442
7.06.01	Equity in subsidiaries	(3,369)	(2,170)
7.06.02	Financial income	2,894,232	289,612
7.07	Total wealth for distribution	5,070,403	2,653,737
7.08	Wealth for distribution	5,070,403	2,653,737
7.08.01	Employees	1,143,298	966,907
7.08.01.01	Salaries	944,539	801,789
7.08.01.02	Benefits	121,569	97,906
7.08.01.03	F.G.T.S.	77,190	67,212
7.08.02	Taxes	972,891	521,945
7.08.02.01	Federal taxes	950,592	502,102
7.08.02.02	State taxes	20,972	18,591
7.08.02.03	Municipal taxes	1,327	1,252
7.08.03	Third-party capital remuneration	6,115,420	1,651,139
7.08.03.01	Interest	5,370,745	964,008
7.08.03.02	Rent	712,987	617,309
7.08.03.03	Other	31,688	69,822
7.08.04	Capital remuneration	(3,161,206)	(486,254)
7.08.04.03	Loss for the period	(3,279,280)	(577,754)
7.08.04.04	Non-controlling interest	118,074	91,500

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

1.    General information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with the Brazilian Corporate Laws. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its bylaws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Linhas Aéreas S.A. ("Webjet").

The Company’s shares are traded on BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Differentiated Corporate Governance Practices of Level 2 from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

2.    Approval and summary of significant accounting policies applied in preparing the Interim Financial Information

The interim financial information - ITR were authorized for issuance at the Board of Directors’ meeting held on November 10, 2015. The Company’s registered Office is at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1.   Basis of preparation

The individual and consolidated interim financial information – ITR was prepared for the three-month and nine-month period ended on September 30, 2015 in accordance with International Accounting Standards (“IAS”) 34, and CPC (21).

The consolidated interim financial information – ITR was prepared based on historical cost, except for certain financial assets and liabilities measured at fair value and investments measure through the equity method.

The individual and consolidated interim financial information – ITR do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, it must be read along with the individual and consolidated financial statements from the year ended December 31, 2014 filed on March 30, 2015, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted during the period from December 31, 2014 to September 30, 2015.

The shareholder’s equity individual and consolidated interim financial information – ITR do not present differences on its composition, except in respect of the non-controlling interest in Smiles S.A., highlighted in the consolidated equity.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

2.2.   New standards, amendments and interpretations

a)     New standards and interpretations issued by IASB but not applicable until September 30, 2015 with no early adoption by the Company:

•   IFRS 9 Financial instruments: On July, 2014, IASB issued the final version of IFRS 9 - Financial Instruments, which reflects all phases of the financial instruments project, and replaces the IAS 39 - Financial Instruments: Recognition and Measurement and all IFRS 9’s previous versions. The standard introduces new requirements on classification and measurement, loss on impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on January 01, 2018 or thereafter, and the early application is not allowed. Retrospective application is required, but it is not mandatory, however, the presentation of comparative information. Early adoption of earlier versions of IFRS 9 (2009, 2010 and 2013) is allowed if the initial application date is earlier than February 01, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, not causing, however, any impact on the classification and measurement of the financial liabilities of the Company.

•   IFRS 15 Revenue contract with customers: Establish a model of five steps that apply to income received from a customer contract, regardless of the type of revenue or industry transaction. Applies to all revenue contracts and provides a model for the recognition and measurement of gains or losses on the sale of certain non-financial assets that are not related to the regular activities of the entity (i.e. real estate sales, installations and equipment or intangibles). Extensive disclosures are also required by this standard. This Statement shall be applied for annual periods beginning on or after January 01, 2017, with earlier application allowed.

In addition the following new standards, amendments and interpretations were issued by IASB, but the Company’s Management does not expect impacts on the individual and consolidated interim financial information on the initial adoption:

•   Annual impovements – Cycle 2010-2012 and cycle 2011-2013 – Aplicable for annual periods begginning on July 1, 2014 or, thereafter;

•   Amendments to IFRS 11 Joint Arrangements: Acquisitions accounting for corporate parties - Applicable for annual periods beginning on January 01, 2016 and thereafter, and the early application is not allowed in Brazil.

•   Amendments to IAS 16 and IAS 38 – Explanation of acceptable methods of depreciation amortization - The amendments are applicable prospectively for annual periods beginning on January 01, 2016 or thereafter.

The Company intends to adopt those Standards when these become effective and disclose and recognize the impacts in the interim financial information that may occur on application of those standards.

Considering the current of the Company and its subsidiaries, management does not expect this change to have a material effect on the interim financial information - ITR from its adoption.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on net income or equity issued by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

3.    Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.    Cash and cash equivalents

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Cash and bank deposits	481,716	32,995	1,103,932	507,248
Cash equivalents	615,876	426,369	1,348,963	1,391,525
	1,097,592	459,364	2,452,895	1,898,773

The cash equivalents breakdown is as follows:

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Private bonds	615,426	426,369	1,085,667	1,130,462
Government bonds	-	-	6,125	63
Investment funds	450	-	257,171	261,000
	615,876	426,369	1,348,963	1,391,525

As of September 30, 2015, the cash equivalents were represented by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits paid at post fixed rates ranging between 100% and 101% of the Interbank Deposit Certificate rate (“CDI”) on the onshore investments.

The investment funds were represented primarily by government bonds paid at a weighted average rate of 99% of the CDI rate.

The investment funds classified as cash equivalents have high liquidity and, according to the Company analysis, readly convertible to a known amount of cash with insignificant risk of change in its value.

Repatriation of the generated cash in Venezuela

Until January 22, 2014, the Venezuelan government allowed the companies with operations in Venezuela could request the repatriation of their resources generated by sales in Venezuela through CADIVI (“Comisión de Administración de Divisas”) by the official rate of BS 6,30/US$1,00. From January 23, 2014, the airlines companies were obligated by the government to adopt an additional procedures translation for repatriation of resources denominated Sistema Supplementary Foreign Currency Administration System (SICAD) which is determined on a weekly basis. On September 30, 2015, the rate was BS 13.50/US$1.00.

Given this increase, the Company recorded an exchange rate depreciation justified by the intention to repatriate values related to the operations performed in Venezuela as of January, 2014.

The total amount of the cash in Venezuela registered under “Cash and bank deposits” as of September 30, 2015 was BS774,503. The cash related to 2013 sales is started at the official exchange rate of 6.3 Venezuelan bolivar per U.S. Dollar. Cash related to 2014 sales and repatriation requests are started using SICAD 1 at the exchange rate of 12.0 Venezuelan bolivar per U.S. Dollar. The portion accrued as an impairment from the Venezuelan Bolivar related to U.S. Dollar as of September 30, 2015 was R$56,109 (R$72,972 as of December 31, 2014). The net recoverable balance of R$433,532 is recorded as “Cash and bank deposits”. While the cash is available for use in Venezuela with no restriction, the Company ability to repatriate these funds has been limited due to Venezuelan government controls.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The register is subject to future changes due to the doubtful economic scenario in Vezenuela, with the possibility of new limitations in the cash flows by Commission for the Administration of Foreign Exchange or sanctions by the government that may difficult the cash repatriation of the amounts.

5.    Short-term investments

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Private bonds	-	55,849	1,127	74,127
Government bonds	-	-	62,324	66,030
Investment funds	-	642	129,490	156,667
	-	56,491	192,941	296,824

As of September 30, 2015, the private bonds were represented by CDBs and financial letters with first-rate financial institutions, paid at a weighted average rate of 112% of the CDI rate on onshore investments.

Government bonds are represented primarily by government bonds LTN, NTN and LFT paid at a weighted average of 100% of CDI rate.

Investment funds are represented primarily by private and government bonds paid at a weighted average of 100% of the CDI rate.

6.    Restricted cash

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Margin deposits for hedge transactions (a)	-	-	156,566	82,025
Deposits in guarantee of letter of credit - Safra (b)	7,409	-	117,875	42,040
Escrow deposits - Bic Banco (c)	19,563	21,579	52,195	70,820
Escrow deposits - Leasing (d)	-	-	96,974	72,672
Escrow deposits - Debentures (e)	-	-	-	58,303
Other deposits	763	442	3,849	5,690
	27,735	22,021	427,459	331,550

Current	7	7	7	58,310
Noncurrent	27,728	22,014	427,452	273,240

(a)  Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.5% p.a.).

(b)  The consolidated amount includes R$44,141 related to the the guarantee of the loan of the subsidiary Webjet (See Note 18).

(c)  The amount of R$19,563 on the individual Company and which comprises the consolidated balance is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 23b and existing notes guarantees.

(d)  It is related to a credit letter of operational leasings of aircraft.

(e)  The existing balance on December 31, 2014 was related to the debenture agreement issued and it was fully redeemed on July 06, 2015. For further information, see Note 18.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

7.    Trade receivable

	Consolidated
	09/30/2015	12/31/2014
Local currency
Credit card administrators	94,629	72,116
Travel agencies	263,736	176,244
Installment sales (a)	533	43,730
Cargo agencies	32,562	35,536
Airline partners companies	19,551	29,044
Other (b)	57,367	67,228
	468,378	423,898
Foreign currency
Credit card administrators	39,302	18,502
Travel agencies	17,187	10,151
Cargo agencies	615	89
	57,104	28,742
	525,482	452,640

Allowance for doubtful accounts (a)	(46,693)	(83,837)
	478,789	368,803

Current	478,789	352,284
Noncurrent	-	16,519

(a)    The amount of R$43,416 related to installment sales “Voe Fácil” overdue above 360 days was fully provisioned and written off on April 30, 2015.

(b)    Includes the amount of R$29,797, related to commercial cooperation strategic partnership with Air France-KLM to be received in two equal installments on June,2016, being the long-term installment registered on “Other credits”. For further information, see Note 12e.

The aging list of accounts receivable is as follows:

	Consolidated
	09/30/2015	12/31/2014
Not yet due	355,059	278,311
Overdue until 30 days	69,789	14,480
Overdue 31 to 60 days	6,949	6,748
Overdue 61 to 90 days	4,610	3,606
Overdue 91 to 180 days	14,661	10,775
Overdue 181 to 360 days	17,693	34,434
Overdue above 360 days	56,721	104,286
	525,482	452,640

The average collection period of installment sales is 5 months and a 7.61% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 130 days as of September 30, 2015 and December 31, 2014.

The changes in the allowance for doubtful accounts are as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	09/30/2015	12/31/2014
Balance at beginning of the period	(83,837)	(85,101)
Additions	(28,266)	(17,143)
Unrecoverable amounts	53,942	9,624
Recoveries	11,468	8,783
Balance at the end of the period	(46,693)	(83,837)

8.    Inventories

	Consolidated
	09/30/2015	12/31/2014
Consumables	32,688	26,020
Parts and maintenance materials	147,806	117,748
Advances to suppliers	-	322
Others	12,645	7,450
Provision for obsolescence	(12,371)	(12,858)
	180,768	138,682

The changes in the provision for obsolescence are as follows:

	Consolidated
	09/30/2015	12/31/2014
Balance at the beginning of the period	(12,858)	(12,227)
Additions	(2,189)	(3,968)
Write-off and reversal	2,676	3,337
Balance at the end of the period	(12,371)	(12,858)

9.    Deferred and recoverable taxes

a)      Recoverable taxes

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
ICMS	-	-	41,975	39,321
Prepaid income taxes	22,230	25,206	59,917	64,750
Withholding taxes (IRRF)	863	3,336	5,077	14,594
PIS and COFINS	-	-	21,752	2,472
Withholding tax of public institutions	-	-	11,196	16,845
Value added tax - IVA	-	-	23,600	12,280
Income tax on imports	-	657	58	734
Others	-	482	3,092	583
Total	23,093	29,681	166,667	151,579

Current assets	6,678	10,289	93,594	81,245
Noncurrent assets	16,415	19,392	73,073	70,334

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)      Deferred tax assets (liabilities) - long term

	GLAI		VRG		Smiles		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Income Tax losses	44,266	47,381	-	283,543	-	-	44,266	330,924
Negative basis of social contribution	15,936	17,057	-	102,075	-	-	15,936	119,132
Temporary differences:
Mileage program	-	-	46,853	46,853	-	-	46,853	46,853
Allowance for doubtful accounts and other credits	-	-	95,874	95,874	243	729	96,117	96,603
Provision for losses on VRG’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	1,024	867	41,827	41,827	362	158	43,213	42,852
Aircraft return	-	-	102,524	102,524	-	-	102,524	102,524
Derivative transactions not settled	-	-	122,176	88,078	-	-	122,176	88,078
Tax benefit due to goodwill incorporation (a)	-	-	-	-	47,412	58,353	47,412	58,353
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-	-	(119,259)	(116,873)	-	-	(119,259)	(116,873)
Depreciation of engines and parts for aircraft maintenance	-	-	(168,008)	(164,391)	-	-	(168,008)	(164,391)
Reversal of goodwill amortization on VRG’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leasing	-	-	73,412	73,412	-	-	73,412	73,412
Others (b)	-	-	130,593	123,264	28,069	9,454	187,171	147,043
Total deferred tax and social contribution - noncurrent	61,226	65,305	(11,543)	338,651	76,086	68,694	154,278	486,975

(a)  Related to the tax benefit from the reverse incorporation of the G.A. Smiles Participações S.A. by the Company’s subsidiary Smiles S.A. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the income tax and social contribution calculation.

(b)  The portion of taxes on Smiles unrealized profit in the amount of R$28,509 is registered directly in the consolidated column (R$14,325 as of December 31, 2014).

The Company, VRG and Webjet have net operating losses and negative basis of social contribution. The net operating losses carryforward have no expiration period, however, the compensation is limited to 30% of the annual taxable profit. The unused balances of net operating losses carryforward are as follow:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Income tax losses	177,065	189,522	3,179,741	2,801,620	836,299	818,159
Negative basis of social contribution	177,065	189,522	3,179,741	2,801,620	836,299	818,159

As of September 30, 2015, the tax credits from tax loss carry forwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations. The forecast of future taxable income on tax losses and negative tax base of social contribution were prepared based on the business plan and approved by the Board of Directors on December 19, 2014.

The Company’s Management considers that the deferred assets recognized as of September 30, 2015 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The analysis of the deferred taxes credits realization was described by company as follow:

GLAI: the Company recognized tax credit amounted in R$61,226, of which R$60,202 is related to tax loss and negative basis of social contribution and R$1,024 is related to the temporary differences, with realization supported by the long term plan of the Company.

VRG: this subsidiary recognized tax credits on tax losses and negative basis of social contribution in the amount of R$1,081,112. However, due to recent events in the political condition, the instability in the economic condition, the Brazilian Real depreciation and other facts that affect the forecast of expected taxable profits and the requirements of the accounting standard CPC 32 – Income Taxes (IAS 12), the Company decided to anticipated and record the write off of the tax credits on tax losses and negative basis of social contribution, in the amount of R$385,618, and, no longer recognize the net amount of R$348,876 of deferred income tax and social contribution.

Except, per the deferred tax credit recorded under “other comprehensive income” that will affect the taxable profit only at the moment of its realization, and combined with CPC-26 – Presentation of Financial Statements, continue to be fully recorded under equity.

The administration will continue monitoring the external factors, aiming to reflect on its books only the assets and liability that have achievement according to projected results.

Smiles: for this subsidiary does not present tax losses and negative basis of social contribution. Thus, the deferred tax credit is composed only for temporary differences which, according to the taxable results history and the forecast, expectation of realization.

Webjet: the forecast did not present suficiente taxable profits to be realized over future periods, and as a result, a provision was recorded for unrealizable loss tax credits of R$284,342.

The reconciliation of effective rate of income tax and social contribution for the period of three and six months ended September 30, 2015 is shown as follow:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual
	Three-month ended on		Nine-month ended on
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Loss before income tax and social contribution	(2,171,524)	(269,836)	(3,265,179)	(575,191)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	738,318	91,744	1,110,161	195,565
Adjustments to calculate the effective tax rate:
Equity results	(497,390)	(4,945)	(741,933)	(139,589)
Tax losses from wholly-owned subsidiaries	(23,386)	(34,651)	(56,281)	(38,877)
Income tax on permanent differences and other	(1)	5	17	17
Nontaxable revenues (nondeductible expenses), net	2,242	(772)	(1,199)	(7,118)
Juros sobre o capital próprio	-	(54,887)	(1,299)	(10,797)
Exchange variation on foreign investments	(227,072)	-	(325,965)	-
Benefit on tax losses and temporary differences not constituted	-	961	-	(1,764)
Income tax and social contribution credit (expense)	(7,289)	(2,545)	(14,101)	(2,563)

Current income tax and social contribution	(5,100)	-	(9,865)	-
Deferred income tax and social contribution	(2,189)	(2,545)	(4,236)	(2,563)
	(7,289)	(2,545)	(14,101)	(2,563)
Effective tax rate	0.34%	0.94%	0.43%	0.45%

	Consolidated
	Three-month ended on		Nine-month ended on
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Loss before income tax and social contribution	(1,693,707)	(282,925)	(2,641,076)	(400,104)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	575,860	96,195	897,966	136,035
Adjustments to calculate the effective tax rate:
Equity results	(245)	(260)	(1,145)	(738)
Tax losses from wholly-owned subsidiaries	(24,048)	(34,922)	(57,705)	(39,737)
Income tax on permanent differences and other	429	500	221	401
Nontaxable revenues (nondeductible expenses), net	(48,397)	4,117	(89,300)	(53,887)
Juros sobre o capital próprio	-	(75,536)	1,103	(14,328)
Exchange variation on foreign investments	(288,732)	-	(402,458)	-
Benefit on tax losses and temporary differences not constituted	(654,723)	47,703	(868,812)	(113,896)
Income tax and social contribution credit (expense)	(439,856)	37,797	(520,130)	(86,150)

Current income tax and social contribution	(62,639)	(30,198)	(150,762)	(104,253)
Deferred income tax and social contribution	377,217	67,995	369,368	18,103
	(439,856)	37,797	(520,130)	(86,150)
Effective tax rate	25.97%	-	19.69%	21.53%

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

10. Prepaid expenses

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Deferred losses from sale-leaseback transactions (a)	-	-	20,317	26,525
Prepaid lease	-	-	49,165	44,093
Prepaid insurance	-	532	1,251	21,408
Prepaid commissions	-	-	19,439	16,204
Others (b)	-	-	35,139	9,573
	-	532	125,311	117,803

Current	-	532	113,247	99,556
Noncurrent	-	-	12,064	18,247

(a)  Related to 11 aircraft 737-800 Next Generation from sale-leaseback transaction from 2006 to 2009. For further information, see Note 29b.

(b)  Includes the amount of R$6,838 related to the agreement with Confederação Brasileira de Futebol (“CBF”) signed in 2013, for the sponsorship and transportation of the Brazilian soccer team and other participating teams in the Brazilian cup and championship, with maturity in the year 2017.

11. Deposits

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Judicial deposits (a)	31,533	26,706	314,537	266,686
Maintenance deposits (b)	-	-	380,069	343,688
Deposits in guarantee for lease agreements (c)	-	-	279,121	183,134
	31,533	26,706	973,727	793,508

a)     Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of September 30, 2015 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$91,530 and R$74,219, respectively (R$85,558 and R$66,970 as of December 31, 2014, respectively).

b)    Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some leasing contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

c)     Deposits in guarantee for lease agreements

As required by some lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

12.  Transactions with related parties

a)     Loan agreements - Noncurrent assets and liabilities

       Parent Company

The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth as follow:

	Asset		Liability
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
GLAI with VRG (a)	385,465	52,778	-	4,129
GAC with VRG (b)	-	-	26,146	129,658
GOL LuxCo with VRG	-	-	-	17,621
	385,465	52,778	26,146	151,408

(a)    During the period ended September 30, 2015, the subsidiary VRG adquired an intercompany loan in the amount of R$326,409. Such loan arised from issuance of debt by Gol Luxco, as detailed on note 18a.II.

(b)    Refers to loan agreement in US dollars. For the period ended September 30, 2015,the Company prepaid an amount of R$129,057.

Additionally, the Parent Company holds loans between: Gol LuxCo (asset) with Finance (liability) in the amount of R$790,233 and Gol LuxCo (asset) with GAC (liability) in the amount of R$1,405,579. These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations.

b)    Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i.     Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation). The agreement was expired on May 31, 2015 and is its renovation is still in progress.

ii.     Expresso União Ltda., to provide employees’ transportation, maturing on August 01, 2016.

iii.    Serviços Gráficos S.A., providing graphic services, maturing on July 01, 2015 and it is under negotiation.

iv.   Pax Participações S.A., to provide consulting and advisory services, with maturity agreement on April 30, 2016.

v.       Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2016.

As of September 30, 2015, balances payable to related companies amounting to R$3,652 (R$3,286 as of December 31, 2014) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

During the period ended on September 30, 2015, the subsidiary VRG recognized the total expenses related to these services of R$12,008 (R$10,146 as of September 30, 2014).

c)     Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d)    Financing contract for engine maintenance

The subsidiary VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of September 30, 2015, VRG holds two series of Guaranteed Notes for maintenance of engines, issued on February 14, 2014 and March 13, 2015, maturing up to 3 years. During the period ended September 30, 2015 the spending on engine maintenance conducted by Delta Air Lines was R$215,815 (R$17,403 as of September 30, 2014).

e)     Financing contract for engine maintenance

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Airfrance-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefts between the companies for the customers in the Brazilian and European market. The agreement provides the incentive investment in the Company in the amount of R$112,152, which payment is divided in three installments: the first installments in the amount of R$74,506 was received during the period ended December 31, 2014, the second installment in the amount of R$17,679 was received during the period ended June 30, 2015 and the last one in the amount of R$29,797 will be received in 2016, these values are being updated by the current exchange rate. The agreement will mature within 5 years and the installments will be amortized monthly. On September 30, 2015, the company has deffered revenue in the amount of R$30,030 and R$54,207 recorded as “Other Liabilities” in the current and noncurrent liability, respectively (R$22,430 and R$71,030 as of December 31, 2014, in the current and noncurrent liability, respectively).

f)     Remuneration of key management personnel

	Consolidated
	Three-month ended on		Nine-month ended on
	09/30/2015	09/30/2014	09/30/2014	09/30/2014
Salaries and benefits	7,741	10,825	21,479	20,806
Related taxes and charges	1,201	2,208	4,057	3,057
Share-based payments	5,318	2,256	7,674	3,159
	14,260	15,289	33,210	27,022

As of September 30, 2015 and 2014 the Company did not offer post employment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

13. Share-based payments

The Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results.

GLAI

a)     Stock Option Plan

The beneficiaries of the shares are allowed to purchase the option after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

The options become vested 20% from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. On all the granted plans, the options may also be exercised within 10 years after the grant date.

On all the stock options, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA, and the fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, as follows:

	Stock Options Plan
Option year	Board meeting	Total options granted	Outstan-ding options	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Average remaining maturity (in years)
2006	01/02/2006	99,816	13,220	47.30	51.68	39.87%	0.93%	18.00%	1
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	2
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	3
2009 (a)	02/04/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	4
2010 (b)	02/02/2010	2,774,640	1,097,811	20.65	16.81	77.95%	2.73%	8.65%	5
2011	12/20/2010	2,722,444	947,172	27.83	16.07 (c)	44.55%	0.47%	10.25%	6
2012	10/19/2012	778,912	501,819	12.81	5.32 (d)	52.25%	2.26%	9.00%	8
2013	05/13/2013	802,296	572,616	12.76	6.54 (e)	46.91%	2.00%	7.50%	8
2014	08/12/2014	653,130	529,467	11.31	7.98 (f)	52.66%	3.27%	11.00%	9
2015	08/11/2015	1,930,844	1,620,230	9.35	3.37 (g)	55.57%	5.06%	13.25%	10
		11,208,230	5,359,460	16.35					7.65

(a)  In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)  In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)  The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d) The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)  The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)   The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(g) The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The movement of the stock options for the period ended September 30, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	3,861,742	19.44
Options granted	1,930,844	9.35
Options cancelled and adjustments in estimated lost rights	(433,126)	19.19
Options outstanding as of September 30, 2015	5,359,460	16.35

Number of options exercisable as of December 31, 2014	3,235,562	20.93
Number of options exercisable as of September 30, 2015	3,525,353	19.81

b)    Restricted shares

The Restricted Shares Plan was approved on the Extraordinary General Meeting held on October 19, 2012, and the first grants were approved at the Board of Directors’ meeting on November 13, 2012. The transfer of the restricted shares will occur after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

Year of the share	Date of the Board Meeting	Total shares granted	Fair value of the share at grant date (in Reais)
2012	11/13/2012	589,304	9.70
2013	05/13/2013	712,632	12.76
2014	08/12/2014	804,073	11.31
2015	04/30/2015	1,207,037	9.35
		3,313,046

The movement of the restricted shares for the period ended September 30, 2015 is as follows:

Total of restricted shares
Restricted shares outstanding as of December 31, 2014	1,559,335
Restricted shares granted	1,207,037
Restricted shares transferred	(533,204)
Restricted shares cancelled and adjustments in estimated lost right	(185,132)
Restricted shares transferred as of September 30, 2015	2,048,036

As of September 30, 2015, the Company transferred 533,204 restricted shares to its beneficiaries, amounting R$8,301.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Smiles

The Stock Option Plan

Stock Options Plan
Option year	Board Meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043

(a)     The fair value calculated for the plan was R$4.84, and R$4.20 for the vesting periods of 2013 and 2014, respective and R$3.73 for 2015 and 2016 vesting periods.

(b)     The fair value calculated for the plan was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.17 for the respective periods of vesting from 2014 to 2018.

The movement of the stock options for the period ended September 30, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	1,347,926	28.75
Options exercised	(561,008)	14.56
Options outstanding as of September 30, 2015	786,918	29.59

For the period ended September 30, 2015, the Company recorded in stockholders' equity a result from share-based payments in the amount of R$10,262 related to Company’s stockholders, and R$648 related to its non-controlling stockholders (R$9,084 related to Company’s stockholders and R$1,254 related to its non-controlling stockholders for the year ended December 31, 2014) for the plans presented above, being the corresponding entry in the income statement result classified as personnel costs.

14. Investments

The investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the Company and are consolidated on a line by line basis on the individual company GLAI. Accordingly, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

The amount of consolidated investments is related to 21.3% of the working capital of Netpoints Fidelidade S.A., hold by the subsidiary Smiles, and to SCP Trip investment, hold by the subsidiary VRG, both registered as equity method.

The change in investments during the period ended September 30, 2015 is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual				Consolidated
	Gol Dominicana	VRG	Smiles	Total	Trip	Netpoints	Total
Relevant information of the Company’s subsidiaries as of September 30, 2015:
Total number of shares	-	4,251,383,431	123,070,277	-	-	60,492,408	-
Capital	8,846	3,911,083	146,164	-	1,318	63,451	-
Interest	100.0%	100.0%	54.1%	-	60.0%	21.3%	-
Total stockholder’s equity	(409)	(1,829,537)	463,848	-	2,888	9,784	-
Unrealized gains (a)	-	-	(55,341)	-	-	-	-
Adjusted stockholder’s equity (b)	(409)	(1,829,537)	195,545	-	1,733	2,080	-
Net (loss) income for the period	(4,189)	(2,289,958)	257,600	-	1,570	(20,288)	-
Unrealized gains (a)	-	-	(27,536)	-	-	-	-
Net (loss) income for the year attributable to Company’s stockholders	(4,189)	(2,289,958)	111,990	-	942	(4,311)	-

Changes on investments:
Balance as of December 31, 2014	1,197	(12,796)	192,819	181,220	2,092	6,391	8,483
Equity in subsidiaries	(4,189)	(2.289,958)	111,990	(2,182,157)	942	(4,311)	(3,369)
Exchange variation from foreign subsidiaries	(38)	(198)	-	(236)	-	-	-
Unrealized hedge losses	-	(70,882)	-	(70,882)	-	-	-
Gains due to change on investment	-	-	3,216	3,216	-	-	-
Capital increase	2,621	567,700	-	570,321	-	-	-
Dividends	-	-	(113,247)	(113,247)	(1,302)	-	(1,302)
Goodwill on investment acquisition	-	-	-	-	-	15,184	15,184
Share-based payments	-	-	767	767	-	-	-
Amortization losses, net of sale leaseback (c)	-	(4,872)	-	(4,872)	-	-	-
Balance as of September 30, 2015	409	(1,811,006)	195,545	(1,615,870)	1,732	17,264	18,996

(a)    Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated Interim Financial Information purposes, only take place when the participants of the program are effectively transported by VRG.

(b)    The adjusted equity corresponds to the percentage of the equity less unrealized gains.

(c)    The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of September 30, 2015, the net balance to be deferred is essentially part of the net investment of the Parent Company in VRG. The net balance to be deferred as of September 30, 2015 was R$18,533 (R$23,406 as of December 31, 2014). For further details, see Note 29b.

15. Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The preferred stockholders are entitled to receive dividends per share 35 (thirty five) times of the dividends per share paid to common stockholders. Therefore, the Company understands that the economic capacity of the preferred shares is higher than the common shares.

Consequently, result per share is calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual and Consolidated
	Three-month ended on
	09/30/2015		09/30/2014
	Common	Preferred	Common	Preferred
Numerator
Net loss for the period attributable to Company’ stockholders	(1,045,932)	(1,132,881)	(138,347)	(134,034)
Diluted securities effect - Smiles (a)	(135)	(147)	(141)	(137)
	(1,046,067)	(1,133,028)	(138,488)	(134,171)
Denominator
Weighted average number of outstanding shares (In thousands)	5,035,037	155,817	5,035,037	139,374
Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	5,035,037	155,817	5,035,037	139,374

Basic loss per share (b)	(0.208)	(7.271)	(0.028)	(0.962)
Diluted loss per share (b)	(0.208)	(7.272)	(0.028)	(0.963)
	Individual and Consolidated
	Nine-month ended
	09/30/2015		09/30/2014
	Common	Preferred	Common	Preferred
Numerator
Net loss for the period attributable to Company’ stockholders	(1.641.062)	(1.638.218)	(299,534)	(278,220)
Diluted securities effect - Smiles (a)	(141)	(141)	(144)	(134)
	(1.641.203)	(1.638.359)	(299,678)	(278,354)
Denominator
Weighted average number of outstanding shares (In thousands)	5,035,037	143,609	5,035,037	133,622
Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	5,035,037	143,609	5,035,037	133,622

Basic loss per share (b)	(0,326)	(11,407)	(0.059)	(2.082)
Diluted loss per share (b)	(0,326)	(11,408)	(0.060)	(2.083)

(a)    Smiles holds a Stock Options Plan for its employees. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

(b)    The weighted average considers the split of 1 common shares to 35 common shares approved at the Extraordinary General Meeting held on March 23, 2015, in accordance with CPC 41 (IAS 33). Earnings per share presented reflects of the economic strenght of each class of shares.

Diluted result per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, described in Note 13. However, due to the losses reported for the period ended on September 30, 2015, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

16. Property, plant and equipment

Individual

The balance corresponds to advances for acquisition of aircraft and are related to prepayments made based on the contracts with Boeing Company to acquire 17 aircraft 737-800 Next Generation (21 aircraft as of December 31, 2014) and 109 aircraft 737-MAX (109 aircraft as of December 31, 2014) in the amount of R$580,639 (R$434,387 as of December 31, 2014) and the right to the residual value of aircraft in the amount of R$427,300 (R$427,300 as of December 31, 2014), both held by the subsidiary GAC.

Consolidated

	09/30/2015				12/31/2014
	Average anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leasing (a)	4%	3,189,528	(1,071,690)	2,117,838	2,079,724
Sets of replacement parts and spares engines	4%	1,193,886	(406,567)	787,319	755,640
Aircraft reconfigurations/overhauling	30%	1,323,328	(852,949)	470,379	198,359
Aircraft and safety equipment	20%	2,058	(1,297)	761	840
Tools	10%	31,169	(17,341)	13,828	13,751
		5,739,969	(2,349,844)	3,390,125	3,048,314

Impairment losses (b)	-	(26,100)	-	(26,100)	(33,381)
		5,713,869	(2,349,844)	3,364,025	3,014,933
Property, plant and equipment in use
Vehicles	20%	10,809	(9,041)	1,768	1,709
Machinery and equipment	10%	53,181	(28,437)	24,744	25,647
Furniture and fixtures	10%	22,952	(15,342)	7,610	7,091
Computers and peripherals	20%	39,650	(30,564)	9,086	10,940
Communication equipment	10%	2,606	(1,689)	917	1,032
Facilities	10%	4,681	(4,169)	512	724
Maintenance center - Confins	10%	105,971	(55,122)	50,849	58,954
Leasehold improvements	20%	51,559	(43,962)	7,597	10,297
Construction in progress	-	26,361	-	26,361	14,510
		317,770	(188,326)	129,444	130,904
		6,031,639	(2,538,170)	3,493,469	3,145,837
Advances for aircraft acquisition	-	643,371	-	643,371	456,197
		6,675,010	(2,538,170)	4,136,840	3,602,034

(a)  The aircraft under finance lease with purchase option at the end of the agreement are linearly depreciated by the estimated useful life until its residual value of 20%, estimated based on market values.

(b)  Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease (*)	Other flight equipment	Advances for acquisition of property, plant and equipment	Others	Total
As of January 01, 2014	2,175,697	987,310	467,764	141,389	3,772,160
Additions	60,679	189,917	482,910	18,064	751,570
Disposals	(304)	(5,064)	(494,477)	(46)	(499,891)
Depreciation	(156,348)	(236,954)	-	(28,503)	(421,805)
As of December 31, 2014	2,079,724	935,209	456,197	130,904	3,602,034
Additions	142,367	473,110	2,026,473	20,516	2,662,466
Disposals	-	(4,382)	(1,839,299)	(507)	(1,844,188)
Depreciation	(104,253)	(157,750)	-	(21,469)	(283,472)
As of September 30, 2015	2,117,838	1,246,187	643,371	129,444	4,136,840

(*) Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to engines major overhaul.

17. Intangible assets

	Goodwill	Airport operating licenses	Software	Total
Balance as of January 01, 2014	542,302	1,038,900	112,988	1,694,190
Additions	15,183	-	46,308	61,491
Disposals	-	-	(4)	(4)
Amortizations	-	-	(41,491)	(41,491)
Balance as of December 31, 2014	557,485	1,038,900	117,801	1,714,186
Additions	-	-	25,830	25,830
Disposals (*)	(15,183)	-	-	(15,184)
Amortizations	-	-	(19,173)	(19,173)
Balance as of September 30, 2015	542,302	1,038,900	124,458	1,705,659

(*) Referes to the goodwill transfer related to Netpoints S.A. acquisition by the subsidiary Smiles S.A., under “investments” for better presentation.

18. Short and long-term debt

	Maturity of the contract	Interest rate	Individual		Consolidated
			09/30/2015	12/31/2014	09/30/2015	12/31/2014
Short-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	3,119	3,111
Debentures IV (b)	Sep, 2018	128% of DI	-	-	-	166,974
Debentures Smiles (c)	Jul, 2015	115% of DI	-	-	-	347,484
Debentures VI (o)	Sep, 2019	132% of DI	-	-	100,000	-
Safra (d)	May, 2018	128% of DI	-	-	33,256	16,357
Safra K-giro (n)	Dec, 2015	111% of DI	-	-	115,898	-
Interest	-	-	-	-	13,216	10,153
Foreign currency (in US$):
J. P. Morgan (e)	Feb, 2016	0.90% p.a.	-	-	92,835	54,213
Finimp (f)	Ago, 2016	3.47% p.a.	-	-	396,079	117,598
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	21,266	14,048
Interest	-	-	69,579	56,619	66,633	55,470
			69,579	56,619	842,302	785,408
Financial lease	Jul, 2025	4.97% p.a.	-	-	504,682	325,326
Total short-term debt			69,579	56,619	1,346,984	1,110,734

Long-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	2,581	4,904
Debentures IV (b)	Sep, 2018	128% of DI	-	-	-	443,076
Debentures V (h)	Jun, 2017	128% of DI	-	-	-	490,625
Debentures VI (o)	Set, 2019	132% of DI	-		922,339	-
Safra (d)	May, 2018	128% of DI	-	-	65,919	82,585
Foreign currency (in US$):
J.P. Morgan (e)	Mar, 2018	0.90% p.a.	-	-	80,967	13,566
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	221,748	158,447
Senior Bond I (i)	Apr, 2017	7.50% p.a.	334,355	223,543	334,355	223,543
Senior Bond II (j)	Jul, 2020	9.25% p.a.	621,588	408,663	621,588	408,663
Senior Bond III (k)	Feb, 2023	10.75% p.a.	139,775	93,450	130,267	82,970
Senior Bond IV (l)	Jan, 2022	8.87% p.a.	1,273,330	841,313	1,273,330	841,313
Perpetual Bond (m)	-	8.75% p.a.	794,580	531,240	711,150	475,460
Term Loan (p)	Ago, 2020	6,5% p.a.	1,147,601	-	1,147,601	-
			4,311,229	2,098,209	5,511,845	3,225,152
Financial lease	Jul, 2025	4.97% p.a.	-	-	2,630,318	1,899,353
Total long-term debt			4,311,229	2,098,209	8,142,163	5,124,505
Total			4,380,808	2,154,828	9,489,147	6,235,239

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

(a) Credit line obtained on June 27, 2012, to the expansion of the aircraft maintenance Center ("CMA").

(b) Full early settlement of debentures from the subsidiary VRG on September 30, 2010 with funds raised through issuance of 6 serie of debentures, as mentioned on item 18.iii.

(c) Debentures issued by subsidiary Smiles, full settled on July 06, 2015.

(d)The total amount of the financing as of September 30, 2015 was R$99,174 with guaranteed deposits in the amount of R$44,141 as shown in Note 6.

(e) Issuance of 3 series of Guaranteed Notes to finance engine maintenance. For further information, see Note 12d.

(f)  Credit line with Banco do Brasil and Banco Safra of import financing for purchase of spare parts and aircraft equipment.

(g)Credit line raised on September 30, 2014 with Credit Agricole.

(h)Full early settlement of debentures from the subsidiary VRG on September 30, 2010 with funds raised through issuance of 6 serie of debentures, as mentioned on item 18.iii.

(i)  Issuance of the Bond by the subsidiary Finance on March 22, 2007was used on pre-payments financing for purchase of aircraft.

(j)  Issuance of Bond by the subsidiary Finance on July 13, 2010 in order to pay debts held by the Company.

(k) Issuance of the Bond by the subsidiary VRG on February 07, 2013 in order to finance the pre-payment of debts that will mature in the next 3 years. The total amount of the Bond was transferred to the subsidiary  Gol LuxCo, along with the financial applications acquired on the date of issuance, and and a portion of the loan was prepaid.

(l)  Issuance of the Bond by the subsidiary Gol LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Bonds I, II and III.

(m) Issuance of the Bond by the subsidiary Finance on April 05, 2006 to finance aircraft purchase and bank loans.

(n) Short term loan used to supply working capital on the subsidiary VRG by the Safra bank.

(o)Issuance of 105.000 debentures by the subsidiary VRG on September 30, 2015, in order to finance the full early settlement of the debentures of IV and V issuance.

(p)Issuance of loans by the subsidiary Gol LuxCo on August 31, 2015 in order to finance the aircraft acquisition and bank financing, with third party guarantee, to Gol LuxCo.

The maturities of long-term debt as of September 30, 2015 are as follows:

	2016	2017	2018	2019	After 2019	Without maturity date	Total
Individual
Foreign currency (in US$):
Senior Bond I	-	334,355	-	-	-	-	334,355
Senior Bond II	-	-	-	-	621,588	-	621,588
Senior Bond III	-	-	-	-	139,775	-	139,775
Senior Bond IV	-	-	-	-	1,273,330	-	1,273,330
Perpetual Bond	-	-	-	-	-	794,580	794,580
Term loan					1,147,601		1,147,601
Total	-	334,355	-	-	3,182,294	794,580	4,311,229

Consolidated
Local currency:
BNDES – Direct	774	1,807	-	-	-	-	2,581
Safra	16,667	33,333	15,919	-	-	-	65,919
Debentures IV	-	150,000	400,000	372,339	-	-	922,339
Debentures V	-	-	-	-	-	-	-
Foreign currency (in US$):
J.P. Morgan	13,421	53,686	13,860	-	-	-	80,967
Engine Facility (Cacib)	5,313	21,250	21,250	21,250	152,685	-	221,748
Senior Bond I	-	334,355	-	-	-	-	334,355
Senior Bond II	-	-	-	-	621,588	-	621,588
Senior Bond III	-	-	-	-	130,267	-	130,267
Senior Bond IV	-	-	-	-	1,273,330	-	1,273,330
Perpetual Bond	-	-	-	-	-	711,150	711,150
Term Loan					1,147,601		1,147,601
Total	36,175	594,431	451,029	393,589	3,325,471	711,150	5,511,845

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The fair value of senior and perpetual bond as of September 30, 2015 is as follows:

	Individual		Consolidated
	Book	Market	Book	Market
Senior Bonds (*)	2,369,048	1,646,390	2,359,540	1,646,390
Perpetual Bond	794,580	444,965	711,150	444,965

(*) Senior and Perpetual Bonds’ market prices are obtained through the current market quotations (level 1).

Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$4,800,695, as of September 30, 2015 (R$2,749,692 as of December 31, 2014), hold clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

The Company has restrictive covenants in its debenture VI with the following financial institutions: Bradesco and Banco do Brasil, with semi-annual measurements. The indexes analyzed for restrictions measurement are: (i) net debt/EBITDAR below 7.76, and (ii) coverage of debt (CID) of at least 1.56. The mandatory measurement of such indexes, as Issuance Deed, will occur only on March 31, 2016. Therefore, on September 30, 2015, the Company is in compliance with the restrictive clauses of debentures.

a)     New loans from the period ended September 30, 2015

The Company, during the period ended September 30, 2015, obtained new debt financings, as follow:

i.         Import financing (Finimp): the subsidiary VRG raised funds through financing over the period and with promissory note as guarantee. This operation is part of credit line maintened by the Company for import financing in order to purchase spare parts and aircraft equipaments.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Acquisition date	Bank	Principal amount (US$)	Principal amount (R$)	Interest rate	Maturity date
23/07/2015	Banco do Brasil	7,822	25,697	3,23% a.a.	18/07/2016
28/07/2015	Banco do Brasil	10,436	35,291	3,22% a.a.	22/07/2016
31/07/2015	Citbank	10,696	36,303	4,71% a.a.	25/07/2016
04/09/2015	Safra	10,534	45,800	4,35% a.a.	29/08/2016

ii.       Credit issuance with third party guarantee: on August 31, 2015, the subsidiary Gol Luxco issued a debt in the amount of R$1,191,870 (US$300,000 on acquisition date) and issuance costs of R$48,700 (US$12,258 on acquisition date) through the bank Morgan Stanley, with a term of 5 years and effective interest rate of 6.5% p.a. The Company included the additional third party guarantee (“Backstop Guaranty”) granted by Delta which, in return, according to the agreement, the Company granted to Delta the pledge of commun shares issued by subsidiary Smiles and held by the Company. The evaluation of the guarantee is done by comparing the market value of the shares from Smiles with the updated debt and, if the debt exceeds the market value, the Company is required to make a deposit in guarantee. On September 30, 2015, due to the volatility of the market value of the Smiles, the measurement of the additional guarantee with Delta was R$174,808 (US$44,000 on September 30,2015), which payment occurred on October 30,2015.

iii.     Issuance of debentures: on September 30, 2015, the subsidiary VRG issued 105,000 simple debentures, not convertible into shares, from the 6th serie in the amount of R$1,050,000 and issuance costs of R$28,382, which will be settled over the period of the debt. The funds raised were used for the full early settlement at face value of the 4th and 5th series of debentures which, as result, had its costs fully written off in the results.

b)    Financial leases

The future payments of financial leasing contracts indexed to U.S. Dollar are detailed as follow:

	Consolidated
	09/30/2015	12/31/2014
2015	157,627	417,149
2016	613,979	399,179
2017	569,483	369,429
2018	560,031	363,110
2019	468,885	302,171
Beyond 2020	1,204,129	698,898
Total minimum lease payments	3,574,134	2,549,936
Less total interest	(439,134)	(325,257)
Present value of minimum lease payments	3,135,000	2,224,679
Less current portion	(504,682)	(325,326)
Noncurrent portion	2,630,318	1,899,353

The discount rate used to calculate the present value of the minimum lease payments was 4.95% as of September 30, 2015 (5.00% as of December 31, 2014). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of September 30, 2015, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$272,864 (R$164,446 as of December 31, 2014) and are recorded in long-term debt.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

19. Salaries, wages and benefits

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Salaries	-	-	223,968	158,216
INSS and FGTS payable	338	511	53,950	67,189
Profit sharing plan	-	-	6,788	24,984
Others	12	8	5,020	5,051
	350	519	289,726	255,440

20. Taxes payable

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
PIS and COFINS	622	-	69,774	36,277
Withoholding tax on installments	-	-	1,255	-
Withholding taxes on salaries	1	-	19,506	27,841
ICMS	-	-	38,133	36,212
Tax on import	-	-	3,467	3,467
CIDE	163	-	2,609	1,480
IOF	34	-	33	35
IRPJ and CSLL payable	873	-	-	15,791
Others	79	-	11,260	13,798
	1,772	-	146,037	134,901

Current	1,772	-	107,585	100,094
Noncurrent	-	-	38,452	34,807

On April 1, 2015, the federal government established the increase in PIS/PASED and in COFINS tax rate on interests income from 0% to 4,65% through Decree 8,426/15. Given this fact, the Company began to calculate such taxes in all the interests income incurred from July 1, 2015, including the exchange variation gains. On September 30, 2015, the contributions payable balance was R$16,418.

21. Advance ticket sales

As of September 30, 2015, the balance of transport to perform classified in current liabilities was R$1,286,418 (R$1,101,611 as of December 31, 2014) and is represented by 5,452,319 coupons tickets sold and not yet used (5,382,145 as of December 31, 2014) with an average use of 55 days (40 days as of December 31, 2014).

22. Mileage program

As of September 30, 2015, the balance of Smiles deferred revenue is R$235,122 (R$220,212 as of December 31, 2014) and R$708,246 (R$559,506 as of December 31, 2014) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of September 30, 2015 amounted to 44,071,914,944 (42,412,047,693 as of December 31, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

23. Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return of VRG and Webjet (a)	Provision for legal proceedings (b)	Total
Balance on December 31, 2014	21,916	361,651	102,093	485,660
Additional provisions recognized	4,034	36,433	33,314	73,781
Utilized provisions	(22,487)	(16,610)	(674)	(39,771)
Foreign exchange variation	(1,765)	172,171	2	170,408
Balance on September 30, 2015	1,698	553,645	134,735	690,078

As of December 31, 2014
Current	21,916	185,178	-	207,094
Noncurrent	-	176,473	102,093	278,566
	21,916	361,651	102,093	485,660

As of September 30, 2015
Current	1,698	314,716	-	316,414
Noncurrent	-	238,929	134,735	373,664
	1,698	553,645	134,735	690,078

a)     Return of aircraft and engines

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 16.

b)    Provision for legal proceedings

As of September 30, 2015 the Company and its subsidiaries are parties to 28,230 (9,002 labor and 19,228 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	17,517	239	17,756
Civil proceedings	1,469	3	1,472
Labor lawsuits	5,609	3,191	8,800
Labor proceedings	200	2	202
	24,795	3,435	28,230

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	09/30/2015	12/31/2014
Civil	66,338	55,097
Labor	68,397	46,996
	134,735	102,093

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of September 30, 2015 of R$16,538 for civil claims and R$21,321 for labor claims (R$15,786 and R$2,341 as of December 31, 2014 respectively), for which no provisions are recognized.

On August 2015, the Superior Labor Court (“TST”) declared unconstitutional the monetary adjustments of the labor debts by Reference Rate (“TR”), which was substituded by IPCA-E (the National Index of Price to the Ample), which will be applicable to all litigations in progress as of June 30, 2009 and from the date on.

On October 14, 2015, the Federal Supreme Court (STF) granted an injuction suspending the effects of the decision previously communicated by the TST. The Company, along with its internal and external legal advisors, believes that, in the current scenario, the risk of obligation to update the labour claims by IPCA-E is remote.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of September 30, 2015:

•  GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,511, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$19,563 as disclosed in Note 6.

•  Tax on Services (ISS), the amount of R$16,543 (R$16,470 as of December, 31 2014) arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•  Customs Penalty in the amount of R$19,183 (R$33,956 as of December, 31 2014) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  BSSF goodwill (BSSF Air Holdings), in the amount of R$44,718 (R$43,246 as of December, 31 2014) related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

•  VRG’s goodwill in the amount of R$19,215 (R$17,894 as of December, 31 2014) resulted from summons of violation related to the deductibility of the goodwill classified as future payment. The classification of probable risk arises from the absence of a final opinion from the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$136,039 (R$27,538 as of December, 31 2014) which added to the lawsuits mentioned above, amount to R$273,209 as of September 30, 2015 (R$176,854 as of December, 31 2014).

24. Stockholders’ equity

a)     Issued capital

As of September 30, 2015, the amount of the Company’s capital is R$3,080,110, represented by 5,238,421,108 shares, of which 5,035,037,140 are common shares and 203,383,968 are preferred shares. On the Extraordinary General Meeting held on March 23, 2015 was approved the deployment of the Company’s common shares, in the ratio of 1 (one) to 35 (thirty five) shares, without changes in the shareholders’ ratio. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	09/30/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.88%	61.28%	100.00%	21.16%	61.22%
Delta Airlines, Inc.	-	16.19%	9.48%	-	5.96%	2.93%
Fidelity Investments	-	-	-	-	5.05%	2.48%
Treasury shares	-	1.05%	0.45%	-	1.50%	0.74%
Other	-	1.33%	0.62%	-	1.33%	0.65%
Free float	-	47.55%	28.17%	-	65.00%	31.98%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital, as of September 30, 2015, was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On February 3, 2015, the Board of Directors approved the capital increase in the amount of R$90 from subscription of 3,000 common shares from exercise of stock options.

On September 4, 2015, the Board of Directors approved the capital increase in the amount of R$461,273 from subscription of 64,065,611 common shares, nominatives, without the nominal value in the price of R$7.20 (seven Reais and twenty cents) per share in favor of Delta Airlines and Volluto Fund shareholders, which cost on issued shares was R$7,589.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred stockholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

c)     Treasury shares

During the period of nine months ends of September 30, 2015, the Company transferred 533,204 restricted shares to its beneficiaries, amounting R$8,301 (62,850 restricted shares in the amount of R$759 as of December 31, 2014), which amount of R$4,323 is related to the difference between average value of the treasury shares and the fair value of the expenses allocated.

As of September 30, 2015, the Company holds 1,550,671 treasury shares, totaling R$23,056, with a market value of R$5,691 (2,083,875 treasury shares, totaling R$31,357 in shares with market value of R$31,633 as of December 31, 2014),

d)    Share-based payments

As of September 30, 2015, the balance of share-based payments reserve was R$99,956 (R$93,763 as of December 31, 2014). The Company recorded a share-based payment expense amounting to R$10,262 related to the Company’s controlling stockholders and R$648 related to its non-controlling stockholders in the period ended September 30, 2015, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$6,219 related to the Company’s controlling stockholders and R$890 related to its non-controlling stockholders as of September 30, 2014).

e)     Other comphensive income (losses)

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of September 30, 2015 corresponds to a net loss of R$209,595 (net loss of R$138,713 as of December 31, 2014) as Note 30.

f)     Cost on issued shares

As of September 30, 2015 and December, 31 2014, the balance of costs on issued shares was R$44,475 on the parent company and R$157,803 on the consolidated balance.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

25. Revenue

The net revenue has the following breakdown:

	Consolidated
	Three-month period ended on		Nine-month period ended on
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Passenger transportation	2,275,925	2,282,334	6,524,446	6,886,714
Cargo	82,166	82,902	232,558	243,853
Other revenue	284,973	241,776	804,947	630,859
Gross revenue	2,643,064	2,607,012	7,561,951	7,761,426

Related taxes	(153,419)	(145,320)	(436,001)	(425,046)
Net revenue	2,489,645	2,461,692	7,125,950	7,336,380

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated
	Three-month period ended on				Nine-month period ended on
	09/30/2015%		09/30/2014%		09/30/2015%		09/30/2014%
Domestic	2,143,211	86.1	2,151,149	87.4	6,317,285	88.7	6,436,281	87.8
International	346,434	13.9	310,543	12.6	808,665	11.3	900,099	12.2
Net revenue	2,489,645	100.0	2,461,692	100.0	7,125,950	100.0	7,336,380	100.0

26. Costs of services, administrative and selling expenses

	Individual
	Three-month period ended on				Nine-month period ended on
	09/30/2015		09/30/2014		09/30/2015		09/30/2014
	Total	%	Total	%	Total	%	Total	%
Salaries (a)	(1,068)	24.3	(2,438)	64.1	(4,018)	(50.5)	(5,383)	(8.4)
Services rendered	(2,145)	48.7	(1,128)	29.7	(4,260)	(53.6)	(4,998)	(7.8)
Sale-leaseback transactions (b)	(1,630)	37.0	(1,153)	30.3	16,523	207.8	73,920	115.9
Other operating expenses	440	(10.0)	915	(24.1)	(295)	(3.7)	227	(0.4)
	(4,403)	100.0	(3,804)	100.0	7,950	100.0	63,766	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	Three-month period ended on:
	09/30/2015
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Salaries (a)	(313,951)	(13,928)	(62,923)	-	(390,802)	15.8
Aircraft Fuel	(822,684)	-	-	-	(822,684)	33.2
Aircraft rents	(263,625)	-	(312)	-	(263,937)	10.6
Aircraft insurance	(8,577)	-	-	-	(8,577)	0.3
Maintenance, materials and repairs	(119,386)	-	(3,012)	-	(122,398)	4.9
Traffic services	(114,550)	(84,206)	(62,275)	-	(261,031)	10.5
Sales and marketing	-	(178,948)	3,910	-	(175,038)	7.1
Landing fees	(171,489)	-	(23)	-	(171,512)	6.9
Depreciation and amortization	(100,489)	-	(4,253)	-	(104,742)	4.2
Sale-leaseback transactions (b)	-	-	-	(1,630)	(1,630)	0.1
Other, net	(104,250)	(14,296)	(39,163)	-	(157,709)	6.4
	(2,019,001)	(291,378)	(168,051)	(1,630)	(2,480,060)	100.0

	Consolidated
	Three-month period ended on:
	09/30/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Salaries (a)	(287,065)	(12,617)	(57,931)	-	(357,613)	15.5
Aircraft Fuel	(931,592)	-	-	-	(931,592)	40.3
Aircraft rents	(201,174)	-	-	-	(201,174)	8.7
Aircraft insurance	(6,417)	-	-	-	(6,417)	0.3
Maintenance, materials and repairs	(109,963)	-	-	-	(109,963)	4.8
Traffic services	(87,812)	(27,494)	(60,423)	-	(175,729)	7.6
Sales and marketing	-	(145,138)	(239)	-	(145,377)	6.3
Landing fees	(154,425)	-	-	-	(154,425)	6.7
Depreciation and amortization	(93,236)	(3)	(16,383)	-	(109,622)	4.7
Sale-leaseback transactions (b)	-	-	-	(1,153)	(1,153)	0.1
Other, net	(98,030)	(8,052)	(9,824)	-	(115,906)	5.0
	(1,969,714)	(193,304)	(144,800)	(1,153)	(2,308,971)	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	Nine-month period ended on:
	09/30/2015
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Salaries (a)	(984,601)	(43,082)	(167,913)	-	(1,195,596)	16.6
Aircraft Fuel	(2,431,047)	-	-	-	(2,431,047)	33.7
Aircraft rents	(722,613)	-	(312)	-	(722,925)	10.0
Aircraft insurance	(21,543)	-	-	-	(21,543)	0.3
Maintenance, materials and repairs	(393,067)	-	(3,014)	-	(396,081)	5.5
Traffic services	(327,344)	(199,914)	(210,379)	-	(737,637)	10.2
Sales and marketing	-	(449,272)	3,570	-	(445,702)	6.2
Landing fees	(502,362)	-	(23)	-	(502,385)	7.0
Depreciation and amortization	(267,747)	-	(34,898)	-	(302,645)	4.2
Sale-leaseback transactions (b)	-	-	-	16,523	16,523	(0.2)
Other, net	(324,855)	(40,398)	(106,725)	-	(471,978)	6.5
	(5,975,179)	(732,666)	(519,694)	16,523	(7,211,016)	100.0
	Consolidated
	Nine-month period ended on:
	09/30/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Salaries (a)	(846,751)	(35,996)	(149,294)	-	(1,032,041)	14.7
Aircraft Fuel	(2,850,956)	-	-	-	(2,850,956)	40.7
Aircraft rents	(627,169)	-	-	-	(627,169)	9.0
Aircraft insurance	(16,078)	-	-	-	(16,078)	0.2
Maintenance, materials and repairs	(337,896)	-	(2)	-	(337,898)	4.8
Traffic services	(263,727)	(92,057)	(187,814)	-	(543,598)	7.8
Sales and marketing	-	(467,033)	(581)	-	(467,614)	6.7
Landing fees	(448,237)	-	-	-	(448,237)	6.4
Depreciation and amortization	(322,463)	(3)	(46,717)	-	(369,183)	5.2
Sale-leaseback transactions (b)	-	-	-	73,920	73,920	(1.1)
Other, net	(274,159)	(23,615)	(83,326)	-	(381,100)	5.6
	(5,987,436)	(618,704)	(467,734)	73,920	(6,999,954)	100.0

(a)    The Company recognizes the cost of the Audit Committee and Board of Directors on “personnel”.

(b)    The amount of R$16,523 (R$73,920 as of September 30, 2014) comprises the gains fully recognized and deferred losses from sale-leaseback transactions of 4 aircraft during the period ended September 30, 2015 (9 aircraft for the period ended September 30, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

27. Financial income (expense)

	Individual
	Three-month period ended on		Nine-month period ended on
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Financial income
Gains from derivatives
Income from short-term investments and investment funds	1,823	1,318	4,830	4,786
Monetary variation	635	508	1,851	1,733
Other	4,455	91	5,166	4,024
	6,913	1,917	11,847	10,543
Financial expenses
Losses from derivatives	-	(49)	-	(15,901)
Interest on short and long-term debt	(72,483)	(38,595)	(182,639)	(131,032)
Bank interest and expenses	(1,993)	(1,553)	(5,496)	(2,242)
Other	(1,714)	(60,787)	(5,219)	(61,683)
	(76,190)	(100,984)	(193,354)	(210,858)

Foreign exchange variation, net	(634,932)	(152,420)	(909,465)	(28,086)

Total	(704,209)	(251,487)	(1,090,972)	(228,401)
	Consolidated
	Three-month period ended on		Nine-month period ended on
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Financial income
Gains from derivatives	48,290	74,398	151,672	164,153
Income from short-term investments and investment funds	50,974	30,175	140,537	97,705
Monetary variation	2,321	11,421	11,716	15,906
Other	(39,706)	2,554	(32,287)	11,848
	61,879	118,548	271,638	289,612
Financial expenses
Losses from derivatives	(41,280)	(40,026)	(83,613)	(300,952)
Interest on short and long-term debt	(226,661)	(150,056)	(585,430)	(426,060)
Bank interest and expenses	(20,155)	(5,253)	(38,506)	(16,615)
Monetary variation	(966)	(796)	(3,024)	(2,906)
Other	(34,772)	(76,165)	(104,597)	(104,182)
	(323,834)	(272,296)	(815,170)	(850,715)

Foreign exchange variation, net	(1,440,615)	(281,135)	(2,009,109)	(173,257)

Total	(1,702,570)	(434,883)	(2,552,641)	(734,360)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

28. Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: the airline industry and the loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated Interim Financial Information. Additionally, the Company has distinct natures between the two reportable segments, which prevent any form of cost allocation, so there are no common costs and revenues between operating segments.

The Company is the majority shareholder of the subsidiary Smiles, being the non-controlling portion on its capital of 45.9% and 45.7% as of September 30, 2015 and December, 31 2014, respectively.

The information as follow presents the summarized financial position related to reportable segments for the period ended September 30, 2015 and December 31, 2014:

a)     Assets and liabilities of the operational segment

	09/30/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	3,072,995	1,204,420	4,277,415	(685,727)	3,591,688
Noncurrent	7,589,664	382,190	7,971,854	(439,469)	7,532,385
Total assets	10,662,659	1,586,610	12,249,269	(1,125,196)	11,124,073

Liabilities
Current	5,349,479	495,134	5,844,613	(874,307)	4,970,306
Noncurrent	8,714,528	627,628	9,342,156	-	9,342,156
Stockholder’s equity	(3,401,348)	463,848	(2,937,500)	(250,889)	(3,188,389)
Total liabilities and stockholder’s equity	10,662,659	1,586,610	12,249,269	(1,125,196)	11,124,073

	12/31/2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,783,212	734,355	3,517,567	(531,369)	2,986,198
Noncurrent	7,061,616	832,848	7,894,464	(904,015)	6,990,449
Total assets	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

Liabilities
Current	3,992,760	708,292	4,701,052	(488,406)	4,212,646
Noncurrent	6,370,455	452,874	6,823,329	(726,354)	6,096,975
Stockholder’s equity	(518,387)	406,037	(112,350)	(220,624)	(332,974)
Total liabilities and stockholder’s equity	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Income and expenses of the operational segment

	09/30/2015
	Fligh transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	6,064,149	-	6,064,149	193,047	6,257,196
Cargo and other	700,923	21,476	722,399	(15,730)	706,669
Miles redeemed revenue	-	849,083	849,083	(686,998)	162,085
Costs	(5,975,179)	(476,178)	(6,451,357)	476,178	(5,975,179)
Net income	789,893	394,381	1,184,274	(33,5023	1,150,771

Operating expenses
Sales and marketing	(640,573)	(61,525)	(702,098)	(30,568)	(732,666)
Administrative expenses	(514,221)	(27,824)	(542,045)	22,351	(519,694)
Other operating revenue, net	16,523	-	16,523	-	16,523
	(1,138,271)	(89,349)	(1,227,620)	(8,217)	(1,235,837)

Equity results	112,932	(4,311)	108,621	(111,990)	(3,369)

Finance result
Financial income	242,918	115,864	358,782	(87,144)	271,638
Financial expense	(887,388)	(14,926)	(902,314)	87,144	(815,170)
Exchange rate changes, net	(1,997,672)	(11,437)	(2,009,109)	-	(2,009,109)

Income (loss) before income tax and social contribution	(2,877,588)	390,222	(2,487,366)	(153,710)	(2,641,076)

Current and deferred income tax and social contribution	(401,692)	(132,622)	(534,314)	14,184	(520,130)
Total income (loss), net	(3,279,280)	257,600	(3,021,680)	(139,526)	(3,161,206)

Attributable to Company’ stockholders	-	-	-	-	(3,279,280)
Attributable to non-controlling stockholders	-	-	-	-	118,074

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	09/30/2014
	Fligh transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	6.490.881	-	6.490.881	114.165	6.605.046
Cargo and other (a)	672.241	-	672,241	(13.554)	658,687
Miles redeemed revenue (a)	-	564,227	564,227	(491.580)	72,647
Costs (b)	(5.987.435)	(308,569)	(6.296.004)	308.568	(5.987.436)
Net income	1.175.687	255.658	1.431.345	(82.401)	1.348.944

Equity results	100.896	(2.170)	98.726	(100.896)	(2.170)

Operating expenses
Sales and marketing	(638.206)	(44.647)	(682.853)	64.149	(618.704)
Administrative expenses	(447.452)	(23.886)	(471.338)	3.604	(467.734)
Other operating revenue, net	73.920	-	73.920	-	73.920

Finance result
Financial income	262.534	140.439	402.973	(113.361)	289.612
Financial expense	(947.565)	(16.510)	(964.075)	113.360	(850.715)
Exchange rate changes, net	(172.077)	(1.180)	(173.257)	-	(173.257)

Income (loss) before income tax and social contribution	(592.263)	307.704	(284.559)	(115.545)	(400.104)

Current and deferred income tax and social contribution	14.510	(105.640)	(91.130)	4.980	(86.150)
Total income (loss), net	(577.753)	202.064	(375.689)	(110.565)	(486.254)

Attributable to Company’ stockholders	-	-	-	-	(577.754)
Attributable to non-controlling stockholders	-	-	-	-	91.500

(a)  The eliminations from operating entries are fully represented by transactions between VRG and Smiles.

(b)  Include charges for depreciation and amortization totaling R$302,645 allocated for each operating segment as follows: R$300,861 in flight transportation segment and R$1,784 in Loyalty Program Segment (R$367,094 and R$2,089 respectively on September 30, 2015)

In the individual Interim Financial Information of the subsidiary Smiles, which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under this perspective, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated Interim Financial Information, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29. Commitments

As of September 30, 2015 the Company holds 126 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$57,679,441 (corresponding to US$14,518,221 at the reporting date) and are segregated according to the following years:

	09/30/2015	12/31/2014
2015	665,997	1,323,818
2016	2,071,720	1,385,110
2017	3,189,957	2,132,740
2018	2,178,858	1,456,740
2019	6,678,858	4,465,348
Beyond 2019	42,894,051	28,678,089
	57,679,441	39,441,845

As of September 30, 2015, from the total orders mentioned above, the Company holds the amount of R$7,645,843 (corresponding to US$1,924,499 at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	09/30/2015	12/31/2014
2015	162,910	289,945
2016	230,662	154,216
2017	400,697	267,898
2018	973,891	651,124
2019	1,039,455	694,958
Beyond 2019	4,838,228	3,234,741
	7,645,843	5,292,882

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of September 30, 2015, the total fleet leased was comprised of 144 aircraft, of which 98 were under operating leases and 46 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the period ended September 30, 2015, the Company received 2 aircraft and did not return any aircraft under operating lease contracts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

a)     Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	09/30/2015	12/31/2014
2015	402,365	785,052
2016	1,164,331	697,744
2017	1,072,179	632,899
2018	930,564	539,329
2019	858,234	482,752
Beyond 2019	3,140,831	1,657,034
Total minimum lease payments	7,568,504	4,794,810

b)    Sale-leaseback transactions

The Company, during the years 2006 to 2009, recorded gains and losses from sale-leaseback transactions of 4 aircraft 737-800 Next Generation. These gains and losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months. The amounts registered during the period ended September 30, 2015 and December 31, 2014 are as follows:

	Prepaid expenses				Other liabilities
	Current		Noncurrent		Current		Noncurrent
	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Deferred losses (*)	8,253	8,280	12,063	18,245	-	-	-	-
Deferred gains (**)	-	-	-	-	1,783	1,783	-	1,337

(*)  Related to 2 aircraft from transactions on 2006.

(**) Related to 11 aircraft from transactions from 2006 to 2009, see Note 10.

Additionally, during the period ended on September 30, 2015, the Company recorded a net gain of R$21,396 resulting from 4 aircraft received during the period (R$73,920 related to 9 aircraft received during the period ended September 30, 2014) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

30. Financial instruments and risks management

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

The Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, can presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of September 30, 2015 and December 31, 2014 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Assets
Cash and cash equivalents	2,161,158	1,796,605	291,737	102,168
Short-term investments (a)	63,451	287,148	129,490	9,676
Restricted cash	427,459	273,247	-	58,303
Derivatives operations assets (b)	38,702	18,846	-	-
Accounts receivable	-	-	478,789	352,284
Deposits (c)	-	-	659,190	526,822
Other credits	-	-	71,041	65,120

Liabilities
Loans and financing (d)	-	-	9,489,147	6,235,239
Suppliers	-	-	681,967	686,151
Derivatives obligations (b)	181,660	85,366	-	-

(a)    The Company manages its investments as held for trading to pay its operational expenses.

(b)    The Company registered as of September 30, 2015 the amount net of R$209,595, net of tax effects (R$138,713 as of December 31, 2014) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 24.

(c)    Excludes the escrow deposits, as mentioned in Note 11.

(d)   The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 18.

As of September 30, 2015 the Company had no financial assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks. These risks are originated by, essentially, leasing agreements of aircraft purchase.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees. The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)     Fuel price risk

As of September 30, 2015, fuel expenses accounted for 33.7% of the costs and operating expenses of the Company. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company holds derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

b)     Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated trade accounts payable, leasing provision and leases and financing.

The Company’s revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean Pesos, Bolivian Bolivianos, Chilean Peso, Colombian Peso, Paraguay Guarani, Uruguayan Peso, Venezuela Bolivar etc.

To mitigate the risk of exchange rate, the Company holds derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on September 30, 2015 and December 31, 2014 is shown below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Assets
Cash and short-term investments	1,077,354	457,902	1,882,328	1,002,068
Trade receivables	-	-	57,104	35,095
Deposits	-	-	659,190	526,822
Prepaid expenses with leases	-	-	49,165	44,093
Result from hedge operations	-	-	38,702	18,846
Others	36	-	7,083	9,572
Total assets	1,077,390	457,902	2,693,572	1,636,496

Liabilities
Foreign suppliers	1,604	-	112,961	69,733
Short and long-term debt	4,380,808	2,154,828	5,097,819	2,445,291
Finance leases payable	-	-	3,135,001	2,224,679
Other leases payable	-	-	88,840	56,837
Provision for aircraft return	-	-	553,645	361,651
Contingency provision	-	-	-	227
Related parties	26,146	151,408	-	-
Total liabilities	4,408,558	2,306,236	8,988,266	5,158,418
Exchange exposure in R$	3,331,168	1,848,334	6,294,694	3,521,923

Obligations not registered in the statements of financial position
Future obligations resulting from operating leases	-	-	7,568,504	4,794,810
Future obligations resulting from firm aircraft orders	57,679,441	39,441,845	57,679,441	39,441,845
Total	57,679,441	39,441,845	65,247,945	44,236,655

Total exchange exposure R$	61,010,609	41,290,179	71,542,639	47,797,203
Total exchange exposure US$	15,356,694	15,544,831	18,007,662	17,994,580
Exchange rate (R$/US$)	3.9729	2.6562	3.9729	2.6562

c)     Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, of which the installments to be paid are indexed to the Libor after date that the aircraft are delivered. Another relevant exposure is the local investments and debts indexed to the CDI rate.

To mitigate the interest rate risk the Company holds swap derivatives.

d)     Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

As defined in the Risk Management Policy, the Company is required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risks, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)     Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company invests its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of September 30, 2015, the weighted average maturity of the Company’s financial assets was 33 days and of financial debt, excluding perpetual bonds, was 3.6 years.

The schedule of financial liability hold by the Company is shown bellow:

As of September 30, 2015	Immediate	Less than 6 months	6 a 12 months	1 a 5 years	Up to 5 years	Total
Short and long-term debt	115,898	488,914	79,849	2,164,124	6,640,362	9,489,147
Suppliers	265,245	376,710	40,012	-	-	681,967
Salaries, wages and benefits	86,158	120,821	82,747	-	-	289,726
Taxes payable	-	107,585	-	38,452	-	146,037
Taxes and landing fees	-	335,180	-	-	-	335,180
Liabilities from derivative transactions	-	181,660	-	-	-	181,660
Provisions	-	292,408	24,005	272,724	100,941	690,078
Other liabilities	32,245	51,592	45,144	54,489	25,141	208,611
	499,546	1,954,870	271,757	2,529,789	6,766,444	12,022,406

f)      Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suiltable parameters for the financial costs, the maturities of fundings and its guarantees.

The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt divided by total capital.

The table as follow shows the financial leverage rate as of September 30, 2015 and December 31, 2014:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Consolidated
	09/30/2015	12/31/2014
A – Short and long-term debts	9,489,147	6,235,239
B – (-) Cash and cash equivalents	(2,452,895)	(1,898,773)
B – (-) Short-term investments	(192,941)	(296,824)
B – (-) Restricted cash	(427,459)	(331,550)
C = (A - B) – Net debt	6,415,852	3,708,092
D – (Deficit) stockholder’s equity	(3,188,389)	(332,974)
E = (C + D) – Total Capital	3,227,463	3,375,118
C / D = Leverage ratio	201%	1.114%

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following statements of financial position line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Total

Asset (liability) as of December 31, 2014	19	15,134	(81,673)	(66,520)
Fair value variations:
Net losses recognized in profit or loss	491	104,391	1	104,883
Losses recognized in other comprehensive income	(30,748)	-	(123,410)	(154,158)
Payments (cash receipts) during the period	20,579	(80,823)	33,081	(27,163)
Asset (liability) as of September 30, 2015 (*)	(9,659)	38,702	(172,001)	(142,958)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Total

Balance as of December 31, 2014	168	-	(138,881)	(138,713)
Fair value adjustments during the period	(30,748)	-	(123,410)	(154,158)
Reversal, net to profit or loss (b)	20,816	-	25,944	46,760
Tax effect	3,378	-	33,138	36,516
Balance as of September 30, 2015	(6,386)	-	(203,209)	(209,595)

Effects on result (a+b)	(20,325)	104,391	(25,943)	58,123

Operational income	-	-	(9,936)	(9,936)
Financial income (expense)	(20,325)	104,391	(16,007)	68,059

(*)  Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$4,520 of assets related to hedges held in an exclusive fund.

The Company adopts the hedge accounting. The derivatives contracted to hedge interest rate risk and fuel price risk are classified as "cash flow hedge", according to the parameters described in CPC 38.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Classification of derivatives financial instruments

               i.        Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in stockholders’ equity until the hedged revenue or expense is recognized.

The Company estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80% and 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from stockholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

              ii.        Derivative financial instruments not designated as hedge

The Company holds derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity.

Hedge activities

a)      Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

The gains and losses from the derivative contracts for the years ended September 30, 2015 and December 31, 2014 are summarized below:

Closing balance on	09/30/2015	12/31/2014
Fair value at end of the period (R$)	(9,659)	-
Gains with hedge effectiveness recognized in stockholders’ equity, net of taxes (R$)	(6,386)	168

Period ended on	09/30/2015	12/31/2014
Hedge result recognized in financial revenue (expenses) (R$)	(20,325)	(189,078)
Total gains (losses) (R$)	(20,325)	(189,078)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Closing balance on	09/30/2015	12/31/2014
Fair value at the end of the period (R$)	-	19
Losses recognized in financial expense (R$)	(5)	(181,118)

Closing balance on	09/30/2015	12/31/2014
Volume hedged for future periods (Thousand barrels)	219	651
Volume engaged for future periods (Thousand barrels)	350	945

	4Q15	1Q16	2Q16	3Q16	Total 12M
Percentage of fuel exposure hedged	9%	0%	0%	0%	2%
Amount agreed in barrels (thousands barrels)	350	-	-	-	350
Future rate agreed per barrel (US$) (*)	71.25	-	-	-	71.25
Total in Brazilian Reais (**)	99,074	-	-	-	99,074

(*)    Weighted average between call strikes.

(**)  The exchange rate: R$3.9729/US$1.00.

b)      Foreign exchange hedge

As of September 30, 2015, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the periods ended on September 30, 2015 and December 31, 2014, are presented below:

	09/30/2015	12/31/2014
Fair value at the end of period (R$)	38,702	15,134
Volume hedged for future periods (US$)	15,750	107,000

Period ended on	09/30/2015	12/31/2014
Gains (losses) recognized in financial revenue (expense) (R$)	104,391	(24,722)

	3Q15	4Q15	1Q16	Total 12M
Percentage of cash flow exposure	3%	0%	0%	1%
Notional amount (US$)	15,750	-	-	15,750
Future rate agreed (R$)	3.0810	-	-	3.0810
Total in Brazilian Reais	48,526	-	-	48,526

c)      Interest rate hedges

As of September 30, 2015, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown as follow:

Closing balance at	09/30/2015	12/31/2014
Fair value at the end of the period (R$)	(172,001)	(81,673)
Nominal value at the end of the period (US$)	546,214	591,150
Hedge losses recognized in stockholders’ equity, net of taxes (R$)	(203,209)	(138,881)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Period ended on	09/30/2015	12/31/2014
Losses recognized in financial expense (R$)	(16,007)	(48,412)
Losses recognized as operational costs (R$)	(9,936)	(13,093)
Total losses	(25,943)	(61,505)

As of September 30, 2015 the Company’s position in Libor interest derivative agreements not designated for hedge accounting.

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next Interim Financial Information. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of September 30, 2015 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities higher than assets).

Individual

i)      Foreign exchange risk

As of September 30, 2015, the Company has a currency exposure of R$3,331,168 (see Note 30). On this date, the exchange rate adopted was R$3.9729/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown as follow:

Instrument	Risk	Exposed amount	Likely	Possible adverse scenario	Remote adverse scenario
			scenario	+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(3,331,168)	-	(832,792)*	(1,665,584)*

		Dollar		4.9661	5.9594

(*)    Negative amounts correspond to net losses in case of exchange variation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Consolidated

i)      Fuel risk factor

As of September 30, 2015, the Company holds oil derivative contracts amounting 350 thousand barrels maturiting on June, 2015. The likely scenario is the market curve for the Heating Oil, which amounted as of September 30, 2015, US$63.08/bbl.

Risk	Exposed amount	Adverse Scenario Remote	Possible Adverse Scenario
		-50%	-25%
Decrease on the market prices	(9,659)	(1,562)	(800)

	Heating Oil	24.16	32.28

ii)     Foreign exchange risk factor

As of September 30, 2015, the Company holds Dollar derivative contracts with a notional value of US$78,000 with maturity until November, 2015, and a net exchange exposure liability of R$6,294,694 (see Note 30). At the current date, the Company adopted the closing exchange rate of R$3.9729/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.6040/USD	R$2.4060/USD	R$4.0100/USD	R$4.8120/USD
Liabilities, net	(6,294,694)	3,147,347	1,573,674	(1,573,674)*	(3,147,347)*
Derivative	38,702	(84,978)*	(42,489)*	42,489	84,978
	(6,255,992)	3,062,369	1,531,185	(1,531,185)*	(3,062,369)*

(*)  Negative values correspond to net losses expected in the case of U.S. Dollar appreciation.

III)    Interest risk factor

As of September 30, 2015, the Company holds financial investments and liabilities indexed to several rates, and Libor interest.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of September 30, 2015 (see Note 18), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Possible Adverse Scenario	Adverse Scenario Remote
			25%	50%
Financial investments - Short and Long-term debt, net (*)	Increase in the CDI rate	(75,093)	(17,068)	(34,136)
Derivative	Decrease in the Libor rate	(172,001)	(87,069)	(174,341)

(*) Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than application.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)        Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)        Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)        Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of September 30, 2015 and December 31, 2014:

	09/30/2015		12/31/2014
Financial instrument	Book value 03/31/2015	Other significant observable factors (level 2)	Book value 12/31/2014	Other significant observable factors (level 2)
Rights on derivative transactions	38,702	38,702	18,846	18,846
Liabilities from derivative transactions	(181,660)	(181,660)	(85,366)	(85,366)

31. Non-cash transactions

Consolidated

As of September 30, 2015, the Company increased its property, plant and equipment in the amount of R$295,297, of which R$36,433 is related to an increase of the provision for aircraft return, R$113,377 refers to financing by FINIMP and R$145,187 is related to aircraft acquisition by financial leases.

As of September 30, 2015, the Company reduced its supplier payables balance throught acquisition of loan in the amount of R$113,377.

32. Insurance

As of June 31, 2015, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	19,168,135	4,824,721
Civil liability per event/aircraft (*)	2,979,675	750,000
Inventories (*)	556,206	140,000

(*) Values per incident and annual aggregate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

September 30, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion in U.S. Dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.